P.E. 12-31-05

2005

06033884

P.E. 12-31-05 Old Line Bancshares Inc.

RECD S.E.C.
APR 2 1 2006
1086



OLD LINE BANCSHARES

PROCESSED
MAY 0 1 2006
THOMSON
FINANCIAL

ANNUAL REPORT

OLD LINE BANCSHARES

April 1, 2006

Dear Shareholders:

On behalf of our directors and officers, we are pleased to present our 2005 Annual Report and to share highlights of our financial performance.

The past year brought many successes and exciting opportunities for Old Line Bancshares, Inc.

In February 2005, we established Old Line Marine as a division of Old Line Bank. We hired a nationally recognized expert in the marine lending industry with over 27 years of experience to head this division. Old Line Marine originates marine loans for resale to outside bank funding sources for fee income. Today, our geographic market includes the states of New Jersey, Pennsylvania, Delaware, Maryland and Virginia. In 2006, we anticipate further expansion into North and South Carolina.

In August 2005, we opened a loan production office in College Park, Maryland. This office houses a team of three experienced, highly skilled loan officers. Each of these individuals has over 25 years of commercial banking experience and was employed by a large southeastern regional bank with offices in the suburban Maryland market prior to joining us. These individuals have worked in our market area for approximately 18 years, have worked together as a team for over 14 years and have a history of successfully generating a high volume of commercial, construction, commercial real estate loans and deposit relationships. In addition, we have announced our intention to open a new branch office in the same building as the loan production office. Our lease provides that we will occupy the space no later than January 2008 when the existing branch of a large regional bank moves from the space.

Construction of our new corporate headquarters in Bowie, Maryland is nearing completion and we anticipate we will open this facility in the second quarter of 2006. Once completed, we will move our existing main office from Waldorf and operate a new branch office at the headquarters. A critical component of our strategic plan of becoming the premier suburban Maryland community bank is the bank's continued growth through Prince George's County and beyond. We are excited to say that Old Line Bancshares will be the only commercial bank holding company headquartered in Prince George's County.

Perhaps, our greatest achievement in 2005 was our Public Offering of stock. In October 2005, we sold 2,096,538 shares of common stock for $9.75 per share. We raised approximately $19.2 million of new capital that will further support the bank in executing its strategic growth strategies while maintaining a strong regulatory capital position.

We ended the year with record total assets of $169,027,824, deposits of $119,671,599 and loans of $104,249,383. Net income for the year was $1,138,939 which represents a 39.47% increase over 2004 net income. Loan growth was very strong for the year at $22,744,493 or 27.91%. Total deposits grew by $30,706,485 or 34.52% and total assets increased by $55,458,506 or 48.83%. Loan quality remains excellent with no loans past due over 90 days at year-end and 2005 marks Old Line Bank's eighth consecutive year without any non-performing loans.

We would not have achieved our success without the dedication that each and every one of our staff has to Old Line Bancshares and to serving their community. We would like to extend our sincerest thanks to each of you for your investment in our organization and to express, on behalf or our directors, officers and employees, our appreciation for your continued support.

Sincerely,

Craig E. Clark
Chairman of the Board

James W. Cornelsen
President and Chief
Executive Officer

P.O. Box 1890, Waldorf, Maryland 20604
(301) 645-0333 • (301) 843-5552 • FAX (301) 645-3938
Member FDIC

United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from________to_________

Commission File Number 000-50345

OLD LINE BANCSHARES, INC.
(Name of small business issuer in its charter)

MARYLAND	20-0154352
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2995 Crain Highway, Waldorf, Md. 20601
(Address of principal executive offices) (Zip Code)

(301) 645-0333
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock: par value $0.01 per share

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [X] No

The issuer's revenues for its most recent fiscal year were $7,624,318.

The aggregate market value of the common equity held by non-affiliates was $45,188,401 as of March 17, 2006, based on a sales price of $11.80 per share of Common Stock, which is the sales price at which the Common Stock was last traded on March 16, 2006 as reported by the Nasdaq Capital Market.

The number of shares outstanding of the issuer's Common Stock was 4,248,898.5 as of March 23, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2006 Annual Meeting of Stockholders of Old Line Bancshares, Inc., to be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-KSB.

Transitional Small Business Disclosure Format (check one):
Yes __ No X

OLD LINE BANCSHARES, INC.

ANNUAL REPORT ON FORM 10-KSB
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

PART I

Item 1. Description of Business

Business of Old Line Bancshares, Inc.

Old Line Bancshares, Inc. was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank.

On May 22, 2003, the stockholders of Old Line Bank approved the reorganization of Old Line Bank into a holding company structure. The reorganization became effective at 12:01 a.m. on September 15, 2003. In connection with the reorganization, (i) Old Line Bank became our wholly-owned subsidiary and (ii) each outstanding share (or fraction thereof) of Old Line Bank common stock was converted into one share (or fraction thereof) of Old Line Bancshares, Inc. common stock, and the former holders of Old Line Bank common stock became the holders of all our outstanding shares.

Our primary business is owning all of the capital stock of Old Line Bank. We also have an $837,436 equity investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC ("Pointer Ridge"). We own 50% of Pointer Ridge. Frank Lucente, one of our directors and a director of Old Line Bank, controls twenty five percent of Pointer Ridge and controls the manager of Pointer Ridge. The purpose of Pointer Ridge is to acquire, own, hold for profit, sell, assign, transfer, operate, lease, develop, mortgage, refinance, pledge and otherwise deal with real property located at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Pointer Ridge has acquired the property and is in the process of constructing a commercial office building containing approximately 40,000 square feet. We plan to lease approximately 50% of this building for our main office (moving our existing main office from Waldorf, Maryland) and to operate a branch of Old Line Bank from this address. We anticipate moving to our new headquarters in the second quarter of 2006.

In October 2005, we completed a public offering of 2,096,538 shares of common stock at an offering price of $9.75 per share and received $19.2 million in net offering proceeds, substantially all of which we invested in Old Line Bank.

Business of Old Line Bank

General

Old Line Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland. Old Line Bank was originally chartered in 1989 as a national bank under the title "Old Line National Bank." In June 2002, Old Line Bank converted to a Maryland-chartered trust company exercising the powers of a commercial bank, and received a Certificate of Authority to do business from the Maryland Commissioner of Financial Regulation.

Old Line Bank converted from a national bank to a Maryland-chartered trust company to reduce certain federal, supervisory and application fees that were then applicable to Old Line National Bank and to have a local primary regulator. Prior to the conversion, Old Line Bank's primary regulator was the Office of the Comptroller of the Currency. Currently, Old Line Bank's primary regulator is the Maryland Commissioner of Financial Regulation.

Old Line Bank does not exercise trust powers and its regulatory structure is the same as a Maryland chartered commercial bank. Old Line Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation insures its deposits.

In June 2003, Old Line Bank completed a public offering of 299,000 shares of common stock at an offering price of $25 per share (1,076,400 shares at $6.94 as restated for the effects of the stock dividends paid) and received net offering proceeds of $6.9 million.

We are headquartered in Waldorf, Maryland, approximately 10 miles south of Andrews Air Force Base and

25 miles southeast of Washington, D.C. We engage in a general commercial banking business, making various types of loans and accepting deposits. We market our financial services to small to medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients. Our current primary market area is the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's and Charles. We also target customers throughout the greater Washington, D.C. metropolitan area. Our branch offices generally operate six days per week from 8:00 a.m. until 7:00 p.m. on weekdays and from 8:00 a.m. until noon on Saturday. None of our branch offices are open on Sunday.

Our principal source of revenue is interest income and fees generated by lending and investing funds on deposit. We typically balance the loan and investment portfolio towards loans. Generally speaking, loans earn more attractive returns than investments and are a key source of product cross sales and customer referrals. Our loan and investment strategies balance the need to maintain adequate liquidity via excess cash or federal funds sold with opportunities to leverage our capital appropriately.

We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short-term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.

Location and Market Area

We consider our current primary market area to consist of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's and Charles. The economy in our current primary market area has focused on real estate development, high technology, retail and the government sector.

Our current corporate headquarters and two of our branch offices are located in Waldorf, Maryland in Charles County. Just 15 miles south of the Washington Capital Beltway, Charles County is the gateway to Southern Maryland. The northern part of Charles County is the "development district" where the commercial, residential and business growth is focused. Waldorf, White Plains and the planned community of St. Charles are located here.

A critical component of our strategic plan and future growth is Prince George's County. Prince George's County wraps around the eastern boundary of Washington, D.C. and offers urban, suburban and rural settings for employers and residents. There are several national and international airports less than an hour away, as is Baltimore. We currently have two branch locations in Prince George's County including our newest branch, which opened in 2002. In the second quarter of 2006, we expect to move our headquarters location from Waldorf, Maryland to the Pointer Ridge location in Bowie, Maryland in Prince George's County. We also plan to establish a new branch at the Pointer Ridge location. In August 2005, we opened a loan production office in College Park, Prince George's County. In 2008, we intend to open a branch in the office building in which the loan production office is located.

As part of our expansion efforts, in July 2004, Old Line Bank executed a lease and applied to regulatory authorities to open a branch at 1641 State Route 3 North, Crofton, Maryland in Anne Arundel County, approximately 10 miles north of the anticipated new Bowie, Maryland main office. In August 2004, we received regulatory authority to open the branch. We anticipate that construction of the building in which we will locate the branch will begin during the second or third quarter of 2006. We expect the branch will open in the first quarter of 2007, although the lease and the branch are subject to completion of construction. Anne Arundel County borders the Chesapeake Bay and is situated in the high-tech corridor between Baltimore and Washington, D.C. With over 534 miles of shoreline, it provides waterfront living to many residential communities. Annapolis, the State Capital and home to the United States Naval Academy, and Baltimore/Washington International Thurgood Marshal Airport (BWI) are located in Anne Arundel County. Anne Arundel County has one of the strongest economies in the State of Maryland and its unemployment rate is consistently below the national average.

Lending Activities

General. Our primary market focus is on making loans to small and medium size businesses, entrepreneurs, professionals, consumers and high net worth clients in our primary market area. Our lending activities consist generally of short to medium term commercial business loans, commercial real estate loans, real estate construction loans, home equity loans and consumer installment loans, both secured and unsecured. As a niche-lending product, we provide luxury boat financing to individuals, who generally tend to be high net-worth individuals. These boats are generally Coast Guard documented and have a homeport of record in the Chesapeake Bay or its tributaries.

Credit Policies and Administration. We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending staff follows pricing guidelines established periodically by our management team. In an effort to manage risk, prior to funding, the loan committee consisting of the President, Chief Credit Officer, Chief Lending Officer and six members of the Board of Directors must approve by a majority vote all credit decisions in excess of a lending officer's lending authority. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial conditions of its borrowers and the concentration of loans in the portfolio.

In addition to the normal repayment risks, all loans in the portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. With the exception of loans provided to finance luxury boats, generally longer-term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to ensure that we minimize past due loans and that we swiftly deal with potential problem loans.

In addition to the internal business processes employed in the credit administration area, Old Line Bank retains an outside, independent credit review firm to review the loan portfolio. This firm performs a detailed annual review and an interim update at least once a year. We use the results of the firm's report to validate our internal loan ratings and we review their commentary on specific loans and on our loan administration activities in order to improve our operations.

Commercial Business Lending. Our commercial business lending consists of lines of credit, revolving credit facilities, accounts receivable financing, term loans, equipment loans, SBA loans, stand-by letters of credit and unsecured loans. We originate commercial loans for any business purpose including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital, contract administration and acquisition activities. We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment. We generally secure commercial business loans with accounts receivable, equipment, deeds of trust and other collateral such as marketable securities, cash value of life insurance, and time deposits at Old Line Bank.

Commercial business loans have a higher degree of risk than residential mortgage loans because the availability of funds for repayment generally depends on the success of the business. They may also involve higher average balances, increased difficulty monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower's business. To help manage this risk, we typically limit these loans to proven businesses and we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of the business. For loans in excess of $250,000, monitoring usually includes a review of the borrower's annual tax returns and updated financial statements.

Commercial Real Estate Lending. We finance commercial real estate for our clients, usually for owner occupied properties. We generally will finance owner-occupied commercial real estate at a maximum loan–to-value of 80%. Our underwriting policies and processes focus on the clients' ability to repay the loan as well as an assessment of the underlying real estate. We originate commercial real estate loans on a fixed rate or adjustable rate basis. Usually, these rates adjust during a three, five or seven year time period based on the then current treasury or prime rate index. Repayment terms include amortization schedules ranging from three years to a maximum of 25 years with principal and interest payments due monthly and with all remaining principal due at maturity.

Commercial real estate lending entails significant additional risks as compared with residential mortgage lending. Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate that may detrimentally impact the borrower's ability to repay. We attempt to mitigate these risks by carefully underwriting these loans. Our underwriting generally includes an analysis of the borrower's capacity to repay, the current collateral value, a cash flow analysis and review of the character of the borrower and current and prospective conditions in the market. We generally limit loans in this category to 75%-85% of the value of the property and require personal and/or corporate guarantees. For loans of this type in excess of $250,000, we monitor the financial condition and operating performance of the borrower through a review of annual tax returns and updated financial statements. In addition, we will meet with the borrower and/or perform site visits as required.

Real Estate Construction Lending. This segment of our loan portfolio is predominately residential in nature and is comprised of loans of short duration, meaning maturities typically of nine months or less. Residential houses under construction and the underlying land for which the loan was obtained secure the construction loans. All of these loans are concentrated in our primary market area.

Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or home under construction, which is estimated prior to the completion of the home. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate these risks, we generally limit loan amounts to 80% of appraised values and obtain first lien positions on the property. We generally only offer real estate construction financing to experienced builders and individuals who have demonstrated the ability to obtain a permanent loan "take-out." We also perform a complete analysis of the borrower and the home under construction. This analysis includes a review of the cost to construct, the borrower's ability to obtain a permanent "take out," the cash flow available to support the debt payments and construction costs in excess of loan proceeds, and the value of the collateral. During construction, we advance funds on these loans on a percentage of completion basis. We inspect each project as needed prior to advancing funds during the term of the construction loan.

Residential Real Estate Lending. We offer a variety of consumer-oriented residential real estate loans. The bulk of our portfolio is made up of home equity loans to individuals with a loan to value not exceeding 85%. We also offer fixed rate home improvement loans. Our home equity and home improvement loan portfolio gives us a diverse client base. Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk. Usually, we secure our home equity loans and lines of credit with a security interest in the borrower's primary or secondary residence. Our initial underwriting includes an analysis of the borrower's debt/income ratio which generally may not exceed 40%, collateral value, length of employment and prior credit history.

Consumer Installment Lending.

Luxury Boat Loans. We offer various types of secured and unsecured consumer loans. A primary aspect of our consumer lending is our financing for luxury boat purchases ($22.2 million or 97.37% of the consumer loans, excluding consumer real estate, and 21.18% of gross loans at December 31, 2005). Our average loan in the luxury boat loan category is approximately $150,000, with an 18 year term and a fixed interest rate. Our internal analysis and industry statistics indicate that the average life of these loans is approximately 42 months as the purchaser either trades or sells the vessel. These loans entail greater risks than residential mortgage lending because the boats that secure these loans are depreciable assets. Further, payment on these loans depends on the borrower's continuing financial stability. Job loss, divorce, illness or personal bankruptcy may adversely impact the borrower's ability to pay. To mitigate these risks, we have more stringent underwriting standards for these loans than for other installment loans. As a general guideline, the individuals' debt service should not exceed 36% of their gross income, they must own their home, have stability of employment and residency, verifiable liquidity, satisfactory prior credit repayment history and the loan to value ratio may not exceed 85%. To ascertain value, we generally receive a survey of the boat from a qualified surveyor and/or a current purchase agreement and compare the determined value to published industry values. The majority of these boats are United States Coast Guard documented vessels and we obtain a lien on the vessel with a first preferred ship mortgage, where applicable, or a security interest on the title. As a result of these stringent guidelines, this segment of our portfolio has experienced minimal delinquency. Since inception of the portfolio in 1997, only two accounts have experienced 30-day delinquency with total losses in the portfolio of $20,000 from one account.

Historically, we have generally paid a fee to a broker to originate a boat loan. We will continue to pay brokers for boat loans and will originate boat loans for our portfolio through Old Line Marine. We do not plan to increase our boat loan portfolio because of Old Line Marine.

Personal and Household Loans. We also make consumer loans for personal, family or household purposes as a convenience to our customer base. However, these loans are not a focus of our lending activities. As a general guideline, a consumer's total debt service should not exceed 40% of their gross income. The underwriting standards for consumer loans include a determination of the applicant's payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.

Consumer loans may present greater credit risk than residential mortgage loans because many consumer loans are unsecured or rapidly depreciating assets secure these loans. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Consumer loan collections depend on the borrower's continuing financial stability. If a borrower suffers personal financial difficulties, the loan may not be repaid. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans. However, in our opinion, many of these risks do not apply to the luxury boat loan portfolio due to the credit quality and liquidity of the borrowers.

Lending Limit. As of December 31, 2005, our legal lending limit for loans to one borrower was approximately $4,538,000. As part of our risk management strategy, we may attempt to participate a portion of larger loans to other financial institutions. This strategy allows Old Line Bank to maintain customer relationships yet reduce credit exposure. However, this strategy may not always be available.

Old Line Marine

In February 2005, we established Old Line Marine as a division of Old Line Bank to serve as a boat loan broker and to originate loans for Old Line Bank. The primary loan origination location for this division is Annapolis, Maryland. We also service the New Jersey, Pennsylvania, Delaware, and Virginia markets. We conduct secondary market activity in our marine division as a broker and we earn a fee.

Investments and Funding

We balance our liquidity needs based on loan and deposit growth via the investment portfolio and purchased funds. It is our goal to provide adequate liquidity to support our loan growth. In the event we have excess liquidity, we use investments to generate positive earnings. In the event deposit growth does not fully support our loan growth, we can use a combination of investment sales, federal funds and other purchased funds to augment our funding position.

We actively monitor our investment portfolio and the majority of the portfolio is generally classified as "available for sale." In general, under such a classification, we may sell investment instruments as management deems appropriate. On a monthly basis, we "mark to market" the investment portfolio via equity as required by Statement of Financial Accounting Standards No. 115 ("SFAS 115"). Additionally, we use the investment portfolio to balance our asset and liability position. We invest in fixed rate or floating rate instruments as necessary to reduce our interest rate risk exposure.

Other Banking Products

We offer our customers safe deposit boxes, wire transfer services, debit cards, ATM machines at four of our branch locations and credit cards through a third party processor. Additionally, we provide Internet banking capabilities to our customers. With our Internet banking service, our customers may view their accounts on-line and electronically remit bill payments. Our commercial account services include direct deposit of payroll for our commercial clients' employees and an overnight sweep service.

Deposit Activities

Deposits are the major source of our funding. We offer a broad array of deposit products that include demand, NOW, money market and savings accounts as well as certificates of deposit. We believe that we pay competitive rates on our interest bearing deposits. As a relationship-oriented organization, we generally seek to obtain deposit relationships with our loan clients.

As our overall balance sheet position dictates, we may become more or less competitive in our interest rate structure. During 2005, we did not use brokered deposits. In the first quarter of 2006, we did begin using brokered certificate of deposits through the Promontory Interfinancial Network. Through this deposit matching network and its certificate of deposit account registry service (CDARS), we obtained the ability to offer our customers access to FDIC-insured deposit products in aggregate amounts exceeding current insurance limits. When we place funds through CDARS on behalf of a customer, we receive matching deposits through the network.

Competition

The banking business is highly competitive. We compete with other commercial banks, savings associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our primary market area and elsewhere.

We believe that we have effectively leveraged our talents, contacts and location to achieve a strong financial position. However, our primary market area is highly competitive and heavily branched. Competition in our primary market area for loans to small and medium sized businesses, entrepreneurs, professionals and high net worth clients is intense, and pricing is important. Most of our competitors have substantially greater resources and lending limits than we do and offer extensive and established branch networks and other services that we do not offer. Moreover, larger institutions operating in our primary market area have access to borrowed funds at a lower rate than is available to us. Deposit competition also is strong among institutions in our primary market area. As a result, it is possible that to remain competitive we may need to pay above market rates for deposits.

Employees

As of March 1, 2006, Old Line Bank had 44 full time and 5 part time employees. No collective bargaining unit represents any of our employees and we believe that relations with our employees are good. Old Line Bancshares, Inc. has no employees.

Supervision and Regulation

Old Line Bancshares, Inc. and Old Line Bank are subject to extensive regulation under state and federal banking laws and regulations. These laws impose specific requirements and restrictions on virtually all aspects of operations and generally are intended to protect depositors, not stockholders. The following discussion is only a summary and readers should refer to particular statutory and regulatory provisions for more detailed information. In addition, management cannot predict the nature or the extent of the effect on business and earnings that new federal or state legislation may have in the future.

Old Line Bancshares, Inc.

Old Line Bancshares, Inc. is a bank holding company under the Bank Holding Company Act of 1956, as amended. We are subject to regulation and examination by the Federal Reserve Board, and are required to file periodic reports and any additional information that the Federal Reserve Board may require. The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities closely related to banking or managing or controlling banks.

Historically, the Federal Reserve Board was required to approve, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank, or the merger or consolidation by a bank holding company with another bank holding company. The Riegle-Neale Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") repealed many of the restrictions on interstate acquisitions of banks by bank holding companies in September, 1995. As a result of the Riegle-Neal Act, subject to certain time and deposit base requirements, we can acquire a bank located in Maryland or any other state, and a bank holding company located outside of Maryland can acquire any Maryland-based bank holding company or bank.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by statute on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in their stock or other securities, and on taking such stock or securities as collateral for loans to any borrower. Further, a bank holding company and any of its subsidiary banks are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. In 1997, the Federal Reserve Board adopted amendments to its Regulation Y, creating exceptions to the Bank Holding Company Act's anti-tying prohibitions that give bank subsidiaries of holding companies greater flexibility in packaging products and services with their affiliates.

In accordance with Federal Reserve Board policy, Old Line Bancshares, Inc. is expected to act as a source of financial strength to Old Line Bank and to commit resources to support Old Line Bank in circumstances in which Old Line Bancshares, Inc. might not otherwise do so. The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

The Federal Reserve Board imposes risk-based capital measures on bank holding companies in order to insure their capital adequacy.

Old Line Bancshares, Inc., as a bank holding company, is subject to dividend regulations of the Federal Reserve System. In general, a small bank holding company that has a debt to equity ratio greater than 1:1 is not expected to pay corporate dividends until such time as its debt to equity ratio declines to 1:1 or less and its bank subsidiary is otherwise well managed, well capitalized and not under any supervisory order. Old Line Bancshares, Inc. is a small bank holding company, and does not have a debt to equity ratio that is greater than 1:1.

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act ("GLBA"). Effective March 11, 2000, pursuant to authority granted under the GLBA, a bank holding company may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized and well managed, as defined by regulation, and all of its depository institution subsidiaries must have achieved a rating of satisfactory or better with respect to meeting community credit needs.

Pursuant to the GLBA, financial holding companies are permitted to engage in activities that are "financial in nature" or incidental or complementary thereto and not a substantial risk to the safety and soundness of the depository institution or the financial system in general, as determined by the Federal Reserve Board. The GLBA identifies several activities as "financial in nature," including, among others, insurance underwriting and agency, investment advisory services, merchant banking and underwriting, and dealing or making a market in securities. Being designated a financial holding company will allow insurance companies, securities brokers and other types of financial companies to affiliate with and/or acquire depository institutions. Old Line Bancshares, Inc. does not currently intend to become a financial holding company.

Under Maryland law, an existing bank holding company that desires to acquire a Maryland state-chartered bank or trust company, a federally-chartered bank with its main office in Maryland, or a bank holding company that has its principal place of business in Maryland, must file an application with the Maryland Commissioner of Financial Regulation. In approving the application, the Maryland Commissioner of Financial Regulation must consider whether the acquisition may be detrimental to the safety and soundness of the entity being acquired or whether the acquisition may result in an undue concentration of resources or a substantial reduction in competition in Maryland. The Maryland Commissioner of Financial Regulation may not approve an acquisition if, on consummation of the transaction, the acquiring company, together with all its insured depository institution affiliates, would control 30% or more of the total amount of deposits of insured depository institutions in Maryland. The Maryland Commissioner of Financial Regulation has authority to adopt by regulation a procedure to waive this requirement for good cause. In a transaction for which approval of the Maryland Commissioner of Financial Regulation is not required due to an exemption under Maryland law, or for which federal law authorizes the transaction without application to the Maryland Commissioner of Financial Regulation, the parties to the acquisition must provide written notice to the Maryland Commissioner of Financial Regulation at least 15 days before the effective date of the transaction.

The status of Old Line Bancshares, Inc. as a registered bank holding company under the Bank Holding Company Act and a Maryland-chartered bank holding company does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Old Line Bank

Old Line Bank is a Maryland chartered trust company (with all powers of a commercial bank), is a member of the Federal Reserve System (a "state member bank") and the Bank Insurance Fund of the FDIC insures its deposit accounts up to the maximum legal limits of the FDIC. It is subject to regulation, supervision and regular examination by the Maryland Commissioner of Financial Regulation and the Federal Reserve Board. The regulations of these various agencies govern most aspects of Old Line Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing Old Line Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

Branching and Interstate Banking

The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Act by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states that specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws that permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act (the "GLBA") altered substantially the statutory framework for providing banking and other financial services in the United States of America. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms, and other financial service providers.

The GLBA also provides protections against the transfer and use by financial institutions of consumers' nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

Capital Adequacy Guidelines

The Federal Reserve Board and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital. In general, this requirement is similar to the capital that a bank must have in order to be considered "adequately capitalized" under the prompt corrective action regulations. See "Prompt Corrective Action." Old Line Bank currently complies with this minimum requirement.

Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as "available for sale" in accordance with SFAS 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a commercial bank, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk-based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% - 5.0% or more. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank shall achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period.

Prompt Corrective Action

Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank will be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty will be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, will be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and the federal regulators agree to an extension. In general, good cause is defined as capital that has been raised and is immediately available for infusion into the bank except for certain technical requirements that may delay the infusion for a period of time beyond the 90 day time period.

Immediately upon becoming undercapitalized, an institution will become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital, restricting transactions with affiliates, requiring divestiture of the institution or the sale of the institution to a willing purchaser, and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

Currently, Old Line Bank is well capitalized under the prompt corrective actions regulations.

Regulatory Enforcement Authority

Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Transactions with Affiliates and Insiders

Maryland law imposes restrictions on certain transactions with affiliates of Maryland commercial banks. Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted by and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans. If the executive committee approves such a loan, the loan approval must be reported to the board of directors at its next meeting. Certain commercial loans made to directors of a bank and certain consumer loans made to non-officer employees of the bank are exempt from the law's coverage.

In addition, Old Line Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which limits the amount of loans or extensions of credit to, investments in, or certain other transactions with, affiliates, and limits the amount of advances to third parties collateralized by the securities or obligations of affiliates. Section 23A limits the aggregate amount of transactions with any individual affiliate to ten percent (10%) of the capital and surplus of Old Line Bank and also limits the aggregate amount of transactions with all affiliates to twenty percent

(20%) of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in Section 23A, and the purchase of low quality assets from affiliates is generally prohibited.

Old Line Bank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution and or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated entities. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to non-affiliated companies.

We have entered into banking transactions with our directors and executive officers and the business and professional organizations in which they are associated in the ordinary course of business. Any loans and loan commitments are made in accordance with all applicable laws.

Loans to One Borrower

Old Line Bank is subject to the statutory and regulatory limits on the extension of credit to one borrower. Generally, the maximum amount of total outstanding loans that a Maryland chartered trust company may have to any one borrower at any one time is 15% of Old Line Bank's unimpaired capital and surplus.

Liquidity

Old Line Bank is subject to the reserve requirements imposed by the State of Maryland. A Maryland commercial bank is required to have at all times a reserve equal to at least 15% of its demand deposits. Old Line Bank is also subject to the reserve requirements of Federal Reserve Board Regulation D, which applies to all depository institutions. Specifically, as of December 31, 2005, amounts in transaction accounts above $7,800,000 and up to $48,300,000 must have reserves held against them in the ratio of three percent of the amount. Amounts above $48,300,000 require reserves of $1,215,000 plus 10 percent of the amount in excess of $48,300,000. The Maryland reserve requirements may be used to satisfy the requirements of Federal Reserve Regulation D. Old Line Bank is in compliance with its reserve requirements.

Dividends

Under Maryland law, Old Line Bank may declare a cash dividend, after providing for due or accrued expenses, losses, interest, and taxes, from its undivided profits or, with the prior approval of the Maryland Commissioner of Financial Regulation, from its surplus in excess of 100% of its required capital stock. Also, if Old Line Bank's surplus is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, the bank regulatory agencies have the ability to prohibit or limit proposed dividends if such regulatory agencies determine the payment of such dividends would result in Old Line Bank being in an unsafe and unsound condition.

Community Reinvestment Act

Old Line Bank is required to comply with the Community Reinvestment Act ("CRA") regardless of its capital condition. The CRA requires that, in connection with its examinations of Old Line Bank, the Federal Reserve evaluates the record of Old Line Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Old Line Bank received a "Satisfactory" rating in its latest CRA examination.

USA Patriot Act

On October 26, 2001, President Bush signed into law comprehensive anti-terrorism legislation known as the USA Patriot Act of 2001 (the "USA Patriot Act"). Title III of the USA Patriot Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department ("Treasury") has issued a number of implementing regulations that apply various requirements of the USA Patriot Act to financial institutions such as Old Line Bank. Those regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Treasury is expected to issue a number of additional regulations that will further clarify the USA Patriot Act's requirements.

Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. Old Line Bank has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and Treasury's regulations.

Forward Looking Statements

Some of the matters discussed in this annual report including under the captions "Business of Old Line Bancshares, Inc.," "Business of Old Line Bank," "Risk Factors", and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" and elsewhere in this annual report include forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as "believe," "expect," "plan," "may," "will," "should," "project," "contemplate," "anticipate," "forecast," "intend" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. When you read a forward-looking statement, you should keep in mind the risk factors described below and any other information contained in this annual report which identifies a risk or uncertainty. Our actual results and the actual outcome of our expectations and strategies could be different from that described in this annual report because of these risks and uncertainties and you should not put undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this filing, and we undertake no obligation to make any revisions to the forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

Risk Factors

You should consider carefully the following risks, along with other information contained in this Form 10-KSB. The risks and uncertainties described below are not the only ones that may affect us. Additional risks and uncertainties also may adversely affect our business and operations including those discussed in Item 6-Management's Discussion and Analysis of Financial Condition and Results of Operations. If any of the following events actually occur, our business and financial results could be materially and adversely affected.

We depend on the services of key personnel. The loss of any of these personnel could disrupt our operations and our business could suffer. Our success depends substantially on the skills and abilities of our senior management team, including Mr. Cornelsen, our President and Chief Executive Officer, Mr. Burnett our Senior Vice President and Chief Lending Officer, and Ms. Rush our Senior Vice President, Chief Financial Officer and Chief Credit Officer. They provide valuable services to us and would be difficult to replace. Although we have entered into employment agreements with these executives, the existence of such agreements does not assure that we will be able to retain their services.

Also, our growth and success and our anticipated future growth and success, in a large part, is due and we anticipate will be due to the relationships maintained by our banking executives with our customers. The loss of services of one or more of these executives or other key employees could have a material adverse effect on our operations and our business could suffer. The three experienced commercial lenders that we recently hired are not a party to any employment agreement with us and they could terminate their employment with us at any time and for any reason.

Our growth and expansion strategy may not be successful. We intend to use the proceeds of the October 2005 public offering to support the further growth in the level of our assets and deposits and to add branches to our banking network. Our ability to grow depends upon our ability to open new branches, attract new deposits, identify loan and investment opportunities and maintain adequate capital levels. We may also grow through acquisitions of existing financial institutions or branches thereof. There are no guarantees that our expansion strategies will be successful.

We recently hired three experienced commercial lenders from a large southeastern bank. We anticipate they will be successful growing our loan portfolio. However, these lending officers do not have a track record with us and we cannot guaranty that they will be successful. We will incur additional costs associated with these individuals which will increase our non-interest expense. Over time, we anticipate that the interest income generated by their efforts will more than offset the additional expense, but there can be no assurance that will be the case. Also, we may be required to make additional investments in equipment and personnel to manage the anticipated and/or actual loan growth, which would also increase our non-interest expense.

During the second quarter of 2006, we intend to move our main office from Waldorf, Maryland in Charles County, Maryland to Bowie, Maryland in Prince George's County and to open a branch in Bowie. During the first quarter of 2007, we intend to open a new branch in Crofton in Anne Arundel County, Maryland. In January 2008, we intend to open a branch in College Park in Prince George's County. With respect to these branches or any other branches that we may open, we may not be able to correctly identify profitable or growing markets for such new branches. If we were to acquire another financial institution or branch thereof, we may not be able to integrate the institution or branch into our operations. Also, the costs to start up new branch facilities or to acquire existing financial institutions or branches thereof, and the additional costs to operate these facilities, will increase our non-interest expense. It may also be difficult to adequately and profitably manage the anticipated growth from the new branches or acquisitions and we may not be able to maintain the relatively low levels of charge-offs and nonperforming loans that we have experienced.

If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially adversely affect our financial performance.

Our focus on commercial and real estate loans may increase the risk of credit losses. We offer a variety of loans including commercial business loans, commercial real estate loans, construction loans, home equity loans and consumer loans, which includes luxury boat financing. We secure many of our loans with real estate (both residential and commercial) in the Maryland suburbs of Washington, D.C. We believe our credit underwriting adequately considers the underlying collateral in the evaluation process, however a major change in the real estate market could have an adverse effect on our customers, which in turn could adversely impact us.

Our marine brokerage division may not be successful. In February 2005, we established Old Line Marine as a division of Old Line Bank to serve as a boat loan broker and to originate loans for Old Line Bank. The establishment of this division increased non-interest expense by $196,000 for the year ended December 31, 2005 and increased non-interest revenue by $111,000 during the same period. We may not be successful in generating sufficient volume from this division to exceed the division's costs. Also, the financial institutions to whom we broker loans will, among other things, evaluate our financial performance and the underlying performance of the loans we broker. If any of the investors to whom we broker loans terminate their relationships with us and we are not able to enter into new relationships with other investors it could adversely affect the success of this division.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease. We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Management, through a periodic review and consideration of the loan portfolio, determines the amount of the allowance for loan losses. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate in the future. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, our earnings will suffer.

Our profitability depends on interest rates and changes in monetary policy may impact us. Our results of operations depend to a large extent on our "net interest income," which is the difference between the interest expense incurred in connection with our interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from our interest-earning assets, such as loans and investment securities. Interest rates, because they are influenced by, among other things, expectations about future events, including the level of economic activity, federal monetary and fiscal policy, and geo-political stability, are not predictable or controllable. Additionally, competitive factors heavily influence the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits. Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super-regional or national banks that have access to the national and international capital markets. These factors influence our ability to maintain a stable net interest margin.

We seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period so that we may reasonably predict our net interest margin. However, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position. Generally speaking, our earnings are more sensitive to fluctuations in interest rates the greater the variance in the volume of assets and liabilities that mature and re-price in any period. The extent and duration of the sensitivity will depend on the cumulative variance over time, the velocity and direction of interest rates, and whether we are more asset sensitive. Accordingly, we may not be successful in maintaining this neutral position and, as a result, our net interest margin may suffer.

The market value of our investments could negatively impact stockholders' equity. Approximately 86.34% of our securities investment portfolio (and 8.24% of total assets) at December 31, 2005 has been designated as available for sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available for sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity, net of tax. As of December 31, 2005, we had unrealized losses in our available for sale portfolio of $414,777 ($254,590 net of taxes). If the market value of the available for sale investment portfolio declines further, this will cause a corresponding decline in stockholders' equity.

Because Old Line Bank serves a limited market area in Maryland, an economic downturn in our market area could more adversely affect us than it affects our larger competitors that are more geographically diverse. Our current primary market area consists of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's and Charles. We are expanding in Prince George's County and Anne Arundel County, Maryland and may expand in contiguous northern and western counties, such as Montgomery County and Howard County, Maryland. However, broad geographic diversification is not currently part of our community bank focus. As a result, if our market area suffers an economic downturn, it may more severely affect our business and financial condition than it affects larger bank competitors. Our larger competitors serve more geographically diverse market areas, parts of which may not be affected by the same economic conditions that may exist in our market area.

Old Line Bank faces substantial competition which could adversely affect our growth and operating results. Old Line Bank operates in a competitive market for financial services and faces intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, have greater financial resources and lending limits than Old Line Bank, and are able to offer certain services that we are not able to offer.

We face limits on our ability to lend. We are limited in the amount we can loan to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower. As of December 31, 2005, we were able to lend approximately $4.3 million to any one borrower. This amount is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our legal lending limit from doing business with us. We generally try to accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not always available. We may not be able to attract or maintain customers seeking larger loans and we may not be able to sell participations in such loans on terms we consider favorable.

Our need to comply with extensive and complex governmental regulation could have an adverse effect on our business and our growth strategy. The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The burden imposed by these federal and state regulations may place banks in general, and Old Line Bank specifically, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to operate profitably.

In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

Our stock benefit plans will increase our expenses, which may reduce our profitability and stockholders' equity. Pursuant to our compensation plans, we expect to grant additional stock options. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," which will apply to us beginning in 2006. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and requires such transactions be accounted for using a fair-value-based method and the resulting cost to be recognized in the financial statements over the option vesting periods. Recording compensation expense in our statement of income for stock options using the fair value method could have a significant negative effect on our reported financial results, particularly if we grant a significant number of options in future periods.

The costs of being a public company are proportionately higher for small companies like us due to the requirement of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by Securities and Exchange Commission have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. These regulations are applicable to our company. We expect to experience increasing compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

Item 2. Description of Property

We acquired our headquarters, which is a full service banking branch and office facility located at 2995 Crain Highway in Waldorf, Maryland, in 1998 for $750,000, renovated the space at a cost of approximately $716,000, and moved our main office into it from our branch office located at 12080 Old Line Centre in Waldorf, Maryland. As an accommodation to the seller, we purchased this facility subject to a 99-year lease that we have paid in full. In 2004, we exercised the option to purchase the facility for $1.00. As further described below, we anticipate moving our headquarters from this location to the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland during the second quarter of 2006. We intend to retain our branch office at 2995 Crain Highway and plan to lease the remainder of the space in this building. We have not currently identified a tenant for this space.

We continue to maintain a branch operation at the Old Line Centre location, and have done so since 1989. The lease, which commenced in August 1999, is a ten-year lease with two, five-year options. Payment terms on the lease are "triple net," at $4,703 monthly with 1.5% annual increases.

In 1995, we opened a branch at 15808 Livingston Road in Accokeek, Maryland in Prince George's County in leased facilities. In March 2003, we purchased the Accokeek location for $155,877.

Our Clinton, Maryland, Prince George's County branch, located at 7801 Old Branch Avenue, was opened in September 2002 in leased space. Exclusive of the $825 in monthly rent, we pay no utilities or other expenses associated with this facility. The lease incorporates increases in monthly rent beginning in October 2006 to $2,301, in October 2008 to $2,685 and 1.5% every year thereafter. The lease term is for a period of ten years, with three, five-year options.

Our loan production office in College Park, Prince George's County, Maryland is located in leased space on the fourth floor of a four story building located at 9658 Baltimore Avenue. The lease which commenced in August 2005 is for two years and six months. Payment terms on the lease are "triple net," at $2,525 monthly, with 3% annual increases. We have also leased space for a branch on the first floor of this building commencing January 2008 at $5,000 monthly ("triple net") with 3% annual increases. The term for this space is 10 years with two five year renewal terms.

In the second quarter of 2006, we plan to move our main office facility from Waldorf, Maryland to the intersection of Pointer Ridge Road and U.S. Route 301 in Bowie, Maryland in Prince George's County and to establish a branch in this facility. Pointer Ridge Office Investment, LLC, an entity 50% owned by us and in which we currently have a $837,436 investment, owns this property. Frank Lucente, a director of Old Line Bancshares, Inc. and Old Line Bank controls 25% of Pointer Ridge and controls the manager of Pointer Ridge. Pointer Ridge has acquired the property and is in the process of constructing a commercial office building containing approximately 40,000 square feet. We plan to lease approximately 50% of this building for our main office and a branch of Old Line Bank.

In the first quarter of 2007, Old Line Bank plans to open a new branch in Crofton, Maryland in Anne Arundel County, located at 1641 Route 3 North, Crofton, Maryland. On July 7, 2004, Old Line Bank executed a lease agreement with Ridgley I, LLC, an unrelated entity, to lease 2,420 square feet of office space for a period of 10 years with three additional renewals for terms of 5 years. The lease commences 120 days after the landlord completes construction or the day Old Line Bank opens for business, whichever is sooner. Payment terms on the lease are $6,353 monthly with 2.5% annual increases. In addition to the monthly rent, we will pay any increase in taxes during the term of the lease and utilities. The space will be located in newly constructed space at the end of an existing strip center. We expect construction of the building in which the branch will be located to begin in the third or fourth quarter of 2006.

Item 3. Legal Proceedings

From time to time, Old Line Bancshares, Inc. or Old Line Bank may be involved in litigation relating to claims arising out of its normal course of business. As of December 31, 2005, there were no material pending legal matters or litigation for Old Line Bank or Old Line Bancshares, Inc.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2005.

PART II

Item 5. Market for Common Equity and Related Stock Matters

Common Stock Prices

The table below shows the high and low sales information as reported on the Nasdaq Capital Market. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. The prices quoted were adjusted to reflect our 20% stock dividend paid March 24, 2005

	Sale Price Range	
	High	Low
2004		
First Quarter	$10.00	$9.03
Second Quarter	9.88	7.55
Third Quarter	9.58	7.88
Fourth Quarter	10.46	9.17
2005		
First Quarter	$12.50	$9.79
Second Quarter	11.00	8.90
Third Quarter	11.00	9.60
Fourth Quarter	10.50	9.87

As of December 31, 2005, there were 4,248,898.5 shares of common stock issued and outstanding held by approximately 296 stockholders of record. There were 172,620 shares of common stock issuable on the exercise of outstanding stock options 116,247 of which were exercisable. The remaining 56,373 are exercisable as follows:

Date Exercisable	# of Shares
August 1, 2006.	6,400
December 31, 2006	18,508
August 1, 2007	6,400
December 31, 2007	12,265
August 1, 2008	6,400
August 1, 2009	6,400
Total	56,373

Dividends

In February 2003, Old Line Bank paid a dividend of $0.075 per share. In March, June, September and December of 2004 and March and December of 2005, we paid a dividend of $0.025 per share, in June 2005, we paid a dividend of $0.024 per share and in September 2005 we paid a dividend of $0.026 per share.

Our ability to pay dividends in the future will depend on the ability of Old Line Bank to pay dividends to us. Old Line Bank's ability to continue paying dividends will depend on Old Line Bank's compliance with certain dividend regulations imposed upon us by bank regulatory authorities. In addition, we will consider a number of other factors, including our income and financial condition, tax considerations, general business conditions and other factors before deciding to pay additional dividends in the future. There can be no assurance that we will continue to pay dividends to our stockholders.

Public Offering

On October 17, 2005, our registration statements on Form SB-2 (SEC File No. 333-127792 and 333-129085) went effective with the Securities and Exchange Commission. Our offering of up to 2,096,538 shares of common stock, $0.01 par value per share, at $9.75 per share, commenced on October 18, 2005 and closed on October 21, 2005.

The offering was underwritten on a best efforts basis by McKinnon & Company, Inc. We sold all of the shares offered, received gross proceeds of $20.4 million, and incurred $1.0 million in underwriting expenses and $241,675 in other expenses ($1.2 million in total expenses). As of December 31, 2005, we had expensed all of these costs. None of the expenses were directly or indirectly paid to any of our directors or officers, to any person that owns 10% or more of our common stock, or to any of our affiliates.

From the effective date of the registration statements to December 31, 2005, we used the net offering proceeds as follows (000's):

Net offering proceeds	$ 19,178
Less:	
Proceeds contributed to Old Line Bank	(15,687)
Proceeds retained by Old Line Bancshares, Inc. for working capital	$ 3,491

SELECTED FINANCIAL DATA

The following table summarizes Old Line Bancshares, Inc.'s selected financial information and other financial data. The selected balance sheet and statement of income data are derived from our audited financial statements. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this Registration Statement. Results for past periods are not necessarily indicative of results that may be expected for any future period.

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands, except per share data)		
Income Statement Data:			
Interest income	$7,004	$4,890	$4,058
Interest expense	2,128	1,163	1,259
Net interest income	4,876	3,727	2,799
Provision for loan losses	204	220	162
Non-interest income	621	554	537
Non-interest expense	3,576	2,806	2,479
Income taxes	578	438	225
Net income	1,139	817	470
Per Share and Shares Outstanding Data: (1)			
Basic net income	$0.44	$0.38	$0.29
Fully diluted net income	0.44	0.38	0.28
Cash dividends declared	0.10	0.10	0.075
Book value at period end	$7.89	$6.33	$6.08
Shares outstanding, period end	4,248,898.5	2,131,673	2,108,273
Average shares outstanding, basic	2,559,627	2,127,837	1,636,426
Average shares outstanding, diluted	2,588,952	2,163,915	1,674,360
Balance Sheet Data:			
Total assets	$169,028	$113,569	$89,536
Total loans, net	104,249	81,505	59,518
Total investment securities	16,130	17,817	19,185
Total deposits	119,672	88,965	69,325
Stockholders' equity	33,516	13,494	12,828
Performance Ratios:			
Return on average assets	0.85%	0.82%	0.58%
Return on average equity	6.38%	6.27%	5.12%
Net interest margin (2)	3.93%	4.07%	3.75%
Asset Quality Ratios:			
Allowance to period-end loans	.91%	.91%	0.91%
Non-performing assets to total assets	.00%	.00%	0.00%
Non-performing assets to provision for loan losses	.00%	.00%	0.00%
Capital Ratios:			
Tier I risk-based capital	27.5%	15.4%	19.4%
Total risk-based capital	28.3%	16.3%	20.2%
Leverage capital ratio	21.5%	12.7%	14.7%
Total equity to total assets	20.0%	12.0%	14.4%
Dividend payout ratio for period	23.5%	26.1%	17.1%

(1) All share amounts and dollar amounts per share with regard to the common stock have been adjusted, unless otherwise indicated, our 200% stock dividend paid on October 10, 2003 and our 20% stock dividend paid on March 24, 2005.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operating-Reconciliation of Non-GAAP Measures."

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

All share amounts and dollar amounts per share with regard to the common stock have been adjusted, unless otherwise indicated, to reflect our 20% stock dividend paid on March 24, 2005.

Overview

We are pleased to report that we once again achieved record earnings in 2005 of $1.1 million and earnings per share of $0.44 diluted and basic while exceeding $150 million in total assets. As outlined in the financial table below, we saw significant growth in net income, loans and deposits during the year. In addition to meeting our financial goals, we also accomplished several non-financial objectives that we believe will allow us to continue to support our future growth. Specifically, during the year we:

- Added a team of three experienced, highly skilled loan officers to our staff,
- Opened a new loan production office in College Park, Maryland,
- Executed the lease for a new branch location in College Park, Maryland,
- Established a boat loan origination division, Old Line Marine, to originate and broker luxury boat loans for a fee,
- Completed a public stock offering that generated net capital of $19.2 million and,
- Began construction of our new main office in Bowie, Maryland.

We believe the new capital added in October 2005 will allow us to effectively service new and larger customer requirements, fund the infrastructure needed to support our growth and allow us to consider new opportunities to expand the organization. While we expect that this new capital may cause a decline in earnings per share in the short term, we believe that the effective deployment of these proceeds will vastly improve the long term rewards for our shareholders, employees and customers.

Our only disappointment during the year was a delay in the establishment of the Crofton branch in Anne Arundel County, Maryland. As explained below, because of delays in obtaining the building permit for this location, we will not open this branch until at least the first quarter of 2007.

The following summarizes the highlights of our financial performance for the twelve month period ended December 31, 2005 compared to the twelve month period ended December 31, 2004:

	Twelve months ended December 31, (Dollars in thousands)			
	2005	2004	$ Change	% Change
Net income	$ 1,139	$ 817	$ 322	39.41 %
Interest revenue	7,004	4,890	2,114	43.23
Interest expense	2,128	1,163	965	82.98
Net interest income after provision for loan losses	4,672	3,507	1,165	33.22
Non-interest revenue	621	554	67	12.09
Non-interest expense	3,576	2,806	770	27.44
Average interest earning assets	126,087	93,466	32,621	34.90
Average non interest bearing deposits	28,995	21,223	7,772	36.62
Average gross loans	90,085	69,701	20,384	29.24
Average interest bearing deposits	74,655	58,603	16,052	27.39
Interest Margin (1)	3.93%	4.07%	(0.14) %	(3.44)
Return on average equity	6.38%	6.27%	(0.11)	(1.75)
Earnings per share basic	$ 0.44	$ 0.38	$ 0.06	15.79
Earnings per share diluted	0.44	0.38	0.06	15.79

(1) See "Reconciliation of Non-GAAP Measures"

Public Offering

On October 21, 2005, we closed our public offering in which we sold 2,096,538 shares of common stock at a per share purchase price of $9.75. Our proceeds, after underwriters' commissions and expenses, were $19.2 million. We used substantially all of the net offering proceeds to provide additional capital to Old Line Bank to support its growth and expansion. To date, we have invested these additional funds in liquid assets, specifically federal funds. Over time, we expect to deploy the additional funds into new loans. While the additional capital has had and should continue to have a positive impact on interest revenue and net interest income, we anticipate the increase in the number of shares will cause a negative impact on earnings per share until we can deploy these proceeds into loans.

Growth Strategy

We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short-term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.

Expansion

We believe a natural evolution of a community-focused bank like Old Line Bank is to expand the delivery channels via the branch network. We are planning to expand in Prince George's County and Anne Arundel County, Maryland, and may expand in Charles County and contiguous northern and western counties, such as Montgomery County and Howard County, Maryland.

Old Line Bancshares, Inc. owns a 50% equity investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC. Frank Lucente, a director of Old Line Bancshares, Inc. and

Old Line Bank, controls twenty five percent of Pointer Ridge and controls the manager of Pointer Ridge. Among other things, Pointer Ridge was organized to construct a commercial office building at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Once completed, we intend to lease approximately half of this building for our main office (moving our existing main office from Waldorf, Maryland) and to operate a branch of Old Line Bank from this address.

In April 2005, Pointer Ridge executed a contract with Waverly Construction Inc. ("Waverly"), an unrelated party, to begin construction of an approximately 40,000 square foot commercial office building at the property. The contract sum is Four Million One Hundred Eight Thousand Dollars ($4,108,000) and Waverly began construction of the project in May 2005 and the building is partially complete.

On November 3, 2005, Pointer Ridge entered into a loan agreement with an unrelated bank pursuant to which the bank agreed to make a construction loan to Pointer Ridge in a principal amount not to exceed $5.8 million to finance the construction of the building. Subject to the satisfaction of certain conditions precedent, the bank will agree to convert the construction loan to a permanent loan. The construction loan accrues interest monthly at an interest rate equal to one month LIBOR plus 185 basis points per annum, is interest only and matures on December 1, 2006, unless it converts to a permanent loan. Provided that the bank continues to advance sums under the loan agreement, Old Line Banchsares, Inc. has guaranteed the construction of the building in accordance with the terms of the loan agreement and has guaranteed the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building. We anticipate moving to our new headquarters in the second quarter of 2006.

In August 2004, we announced plans to open a branch in Crofton, Maryland in Anne Arundel County, located at 1641 Route 3 North, Crofton, Maryland approximately 10 miles north of Pointer Ridge, the anticipated new Bowie, Maryland office. We planned to open that branch in the fourth quarter of 2005 or the first quarter of 2006. However, the owner of the property has experienced engineering delays related to the construction of the facility. Although the owner has informed us that he has resolved the engineering items, the owner has not yet received a building permit from Anne Arundel County. We expect the owner to begin construction in the third or fourth quarter of 2006 and we expect the branch to open in the first quarter of 2007.

We plan to open a new branch in College Park (Prince George's County), Maryland in the same building as the loan production office that houses our new team of loan officers (see "Expansion of Commercial, Construction, and Commercial Real Estate Lending" below). Our lease provides that we will lease the branch space in January 2008 when the existing branch of a large southeastern regional bank moves from the space.

Because of the new branches, we anticipate salaries and benefits expenses and other operating expenses will increase. We anticipate that, over time, income generated from the branches will offset any increase in expenses.

Expansion of Commercial, Construction and Commercial Real Estate Lending

In August 2005, we added a team of three experienced, highly skilled loan officers to our staff. Each of these individuals has over 25 years of commercial banking experience and was employed by a large southeastern regional bank with offices in the suburban Maryland market prior to joining us. These individuals have worked in our market area for approximately 18 years, have worked together as a team for over 14 years and have a history of successfully generating a high volume of commercial, construction and commercial real estate loans. This team operates from our College Park, Maryland loan production office.

We expect that the addition of these individuals will cause an increase in salary and benefit expenses and an increase in rent expense. During the fourth quarter of 2005, these individuals developed and established several new customer relationships for us that had a positive impact on deposit and loan growth. As a result of their efforts, we anticipate the bank will experience continued improvement in loan growth during 2006 and beyond. The additional capital from the offering should allow us to leverage our balance sheet to support the anticipated loan growth as a result of these new hires.

Old Line Marine Division

In February 2005, we established Old Line Marine as a division of Old Line Bank to serve as a luxury boat loan broker and to originate loans for Old Line Bank. We hired a veteran in the marine lending industry with over 27 years of experience to head this division, in addition to two brokers with prior experience in the boat industry. The primary loan origination location for this division is Annapolis, Maryland. We also service the Norfolk, Virginia market. Prior to joining us, each of these individuals operated as brokers in these markets and was a major source of referrals to Old Line Bank. We conduct secondary market activity in our marine division as a broker and we earn a fee. In addition to increasing our non-interest income, we expect to capitalize on our relationships with high net worth individuals as a result of loans we make through this division.

The establishment of this division increased non-interest expense by $196,000 for the twelve months ended December 31, 2005 and increased non-interest revenue by $111,000 during the same period. During the twelve months ended December 31, 2005, this division had a negative impact on net income. We anticipate this division will reach profitability in 2006 and have a modest, positive impact on net income for the year.

Other Opportunities

We use the Internet and technology to augment our growth plans. Currently, we offer our customers image technology, telephone banking and Internet banking with on-line account access. We will continue to evaluate cost effective ways that technology can enhance our management, products and services.

We plan to take advantage of strategic opportunities presented to us via mergers occurring in our marketplace. For example, we may purchase branches that other banks close or lease branch space from other banks. We currently have no specific plans regarding acquisitions of existing financial institutions or branches thereof.

Results of Operations

Net Interest Income

Net interest income is the difference between income on interest earning assets and the cost of funds supporting those assets. Earning assets are comprised primarily of loans, investments, and federal funds sold; interest-bearing deposits and other borrowings make up the cost of funds. Non-interest bearing deposits and capital are also funding sources. Changes in the volume and mix of earning assets and funding sources along with changes in associated interest rates determine changes in net interest income.

<u>2005 compared to 2004</u>

Net interest income after provision for loan losses for the year ended December 31, 2005 amounted to $4.7 million, which was $1.2 million or 34.29% greater than the 2004 level of $3.5 million. The increase was primarily attributable to a 34.87% or $32.6 million increase in total average interest earning assets to $126.1 million for the twelve months ended December 31, 2005 from $93.5 million for the twelve months ended December 31, 2004.

Interest revenue increased from $4.9 million for the year ended December 31, 2004 to $7.0 million for the year ended December 31, 2005. Interest expense for all interest bearing liabilities amounted to $2.1 million in 2005, which was $964,700 higher than the 2004 level of $1.2 million. As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were the result of substantial increases in earning assets and increasing market interest rates. The increase in earning assets was directly attributable to the increased legal lending limit, the addition of the three new loan officers in the College Park loan production office and increased business development efforts.

Our net interest margin was 3.93% for the year ended December 31, 2005, as compared to 4.07% for the year ended December 31, 2004. The decrease in the net interest margin is the result of several components. The yield on average interest-earning assets improved during the period 31 basis points from 5.31% in 2004 to 5.62% in

2005, and average interest-earning assets grew by $32.6 million. A 64 basis point increase of the yield on average interest-bearing liabilities from 1.80% in 2004 to 2.44% in 2005, and a $22.7 million increase in interest bearing liabilities offset these improvements.

The yield on average interest-earning assets improved and the cost of interest bearing liabilities increased because of increases in market interest rates. On January 1, 2004, the federal funds rate was 0.94% and on December 31, 2004 the federal funds rate was 1.97% and on December 31, 2005 it was 4.09%. The prime rate was 4.00% on January 1, 2004 and it was 5.25% on December 31, 2004 and on December 31, 2005 it was 7.25%.

These increased interest rates allowed us to earn a 221 basis point higher average yield on our federal funds and a 46 basis point higher average yield on our loan portfolio. The increased market interest rates and a promotional campaign used to attract certificates of deposits in January 2005 caused the cost of average interest bearing liabilities to increase 64 basis points during the period. We expect improvement in our net interest margin during 2006 because of increases in the federal funds and prime rates and because we expect the volume of and rates on loans to grow at a faster rate than the volume of and rates on interest bearing liabilities. We will offer promotional campaigns to attract deposits throughout the year if required to maintain an acceptable loan to deposit ratio.

As the result of the addition of the three new loan officers in the College Park loan production office, increased recognition in the Prince George's County market and with continued growth in deposits, we anticipate that we will continue to grow earning assets during 2006. We believe that the anticipated growth in earning assets, the change in the composition of earning assets as more funds are deployed to loans and the relatively low cost of funds will result in an increase in our interest income, although there is no assurance that this will be the case.

<u>2004 compared to 2003</u>

Net interest income after provision for loan losses for the year ended December 31, 2004 amounted to $3.5 million, which was $869,381 or 32.97% greater than the 2003 level of $2.6 million.

Interest revenue increased from $4.1 million for the year ended December 31, 2003 to $4.9 million for the year ended December 31, 2004. The yield on interest earning assets was 5.31% in 2004, which was nine basis points less than the 2003 level of 5.40%.

Average loans, net of allowance, were $69.0 million in 2004, compared to $51.2 million in 2003. The related interest income including fees from loans was $4.2 million in 2004, or $804,662 greater than the 2003 level of $3.4 million. The average yield on loans decreased to 5.95% in 2004 from 6.49% in 2003, as a result of the reduction in the prime rate. On December 31, 2002, the prime rate was 4.25%. By December 31, 2003, the prime rate had declined to 4.00% where it remained until July 2004. During this six month period of 2004, interest income and the average yield on the portfolio declined. During the period of July 2004 to December 2004, the prime rate increased to 5.00%. As a result, we began to see improvement in the loan yield, but this improvement was not sufficient to offset the earlier decline. Investment securities and other earning assets, such as federal funds sold, contributed $739,180 to interest income for the year ended December 31, 2004. This represents an increase of $27,181 over the 2003 level of $711,999. This increase was a result of higher average balances maintained in investment securities. These balances derived from the funds received in the equity offering and higher average deposit levels.

Interest expense for all interest bearing liabilities amounted to $1.2 million in 2004, which was $95,538 lower than the 2003 level of $1.3 million. The cost of interest bearing liabilities was 1.80% in 2004 or 48 basis points lower than the 2003 level of 2.28%. The decrease in interest expense resulted from declining market interest rates exceeding the increase in interest bearing liabilities. Consistent with asset growth, average interest bearing funding sources (deposits and borrowed funds) grew to $64.6 million in 2004, which was $9.5 million greater than the 2003 level of $55.1 million. Average non-interest bearing deposits grew $4.6 million to $21.2 million at December 31, 2004 compared to $16.6 million at December 31, 2003.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Average Balances, Interest and Yields

	2005			2004			2003		
	Average balance	Interest	Yield	Average balance	Interest	Yield	Average balance	Interest	Yield
Assets:									
Federal funds sold(1)	$ 18,195,459	$ 633,182	3.48 %	$ 4,055,755	$ 51,368	1.27 %	$ 7,990,566	$ 82,300	1.03 %
Interest-bearing deposits	57,260	2,124	3.71	551,093	16,746	3.04	629,041	14,759	2.35
Investment securities (1) (2)									
U.S. Treasury	4,000,400	133,465	3.34	3,654,031	119,041	3.26	152,131	5,074	3.34
U.S. Agency	7,431,990	247,993	3.34	8,752,327	308,354	3.52	10,633,180	412,000	3.87
Mortgage-backed securities	2,146,501	84,139	3.92	2,988,771	118,088	3.95	2,721,922	101,186	3.72
Tax exempt securities	3,447,709	160,550	4.66	3,401,218	163,754	4.81	2,741,896	138,725	5.06
Other	1,607,775	45,912	2.86	1,015,507	35,097	3.46	492,883	24,242	4.92
Total investment securities	18,634,375	672,059	3.61	19,811,854	744,334	3.76	16,742,012	681,227	4.07
Loans: (3)									
Commercial	13,050,801	999,552	7.66	9,224,604	648,870	7.03	6,421,338	528,249	8.23
Mortgage	54,257,380	3,582,824	6.60	39,958,732	2,388,944	5.98	27,023,348	1,731,030	6.41
Installment	22,776,395	1,190,587	5.23	20,517,755	1,112,861	5.42	18,209,333	1,091,574	5.99
Total loans	90,084,576	5,772,963	6.41	69,701,091	4,150,675	5.95	51,654,019	3,350,853	6.49
Allowance for loan losses	884,562	-		654,007	-		481,701	-	
Total loans, net of allowance	89,200,014	5,772,963	6.47	69,047,084	4,150,675	6.01	51,172,318	3,350,853	6.55
Total interest-earning assets(1)	126,087,108	7,080,328	5.62	93,465,786	4,963,123	5.31	76,533,937	4,129,139	5.40
Noninterest-bearing cash	3,083,227			2,471,507			2,028,452		
Premises and equipment	2,393,397			2,278,670			2,129,029		
Other assets	3,102,641			1,108,945			1,040,509		
Total assets(1)	$ 134,666,373	$ 7,080,328	5.26 %	$ 99,324,908	$ 4,963,123	5.00 %	$ 81,731,927	$ 4,129,139	5.05 %
Liabilities and Stockholders' Equity:									
Interest-bearing deposits									
Savings	$ 9,374,143	$ 47,168	0.50	$ 11,252,236	$ 54,698	0.49	$ 12,560,842	$ 64,886	0.52
Money market and NOW	17,794,352	156,523	0.88	16,912,834	78,162	0.46	12,110,101	69,953	0.58
Other time deposits	47,486,890	1,587,004	3.34	30,438,116	800,697	2.63	26,375,442	928,560	3.52
Total interest-bearing deposits	74,655,385	1,790,695	2.40	58,603,186	933,557	1.59	51,046,385	1,063,399	2.08
Borrowed funds	12,624,230	337,258	2.67	6,036,503	229,696	3.81	4,053,425	195,392	4.82
Total interest-bearing liabilities	87,279,615	2,127,953	2.44	64,639,689	1,163,253	1.80	55,099,810	1,258,791	2.28
Non-interest-bearing deposits	28,995,265			21,222,852			16,643,727		
	116,274,880	2,127,953	1.83	85,862,541	1,163,253	1.35	71,743,537	1,258,791	1.75
Other liabilities	536,458			431,255			795,882		
Stockholders' equity	17,855,035			13,031,112			9,192,508		
Total liabilities and stockholders' equity	$ 134,666,373			$ 99,324,908			$ 81,731,927		
Net interest spread(1)			3.18			3.51			3.11
Net interest income(1)		$ 4,952,375	3.93 %		$ 3,799,870	4.07 %		$ 2,870,348	3.75 %

1) Interest revenue is presented on a fully taxable equivalent (FTE) basis. The FTE basis adjusts for the tax favored status of these types of securities. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See "Reconciliation of Non-GAAP Measures."
2) Available for sale investment securities are presented at amortized cost.
3) We had no non-accruing loans for the periods presented.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate is reported with the rate variance.

Rate/Volume Variance Analysis

	Twelve months Ended December 31, 2005 compared to 2004 Variance due to:			Twelve months Ended December 31, 2004 compared to 2003 Variance due to:		
	Total	Rate	Volume	Total	Rate	Volume
Interest Earning Assets:						
Federal funds sold[1]	$ 581,814	$ 402,240	$ 179,574	$ (30,932)	$ 9,597	$ (40,529)
Interest bearing deposits	(14,622)	391	(15,013)	1,987	3,819	(1,832)
Investment Securities[1]						
U.S. Treasury	14,424	3,132	11,292	113,967	(2,996)	116,963
U.S. Agency	(60,361)	(13,885)	(46,476)	(103,646)	(30,857)	(72,789)
Mortgage-backed securities	(33,949)	(679)	(33,270)	16,902	6,975	9,927
Tax exempt securities	(3,204)	(5,440)	2,236	25,029	(8,332)	33,361
Other	10,815	(9,677)	20,492	10,855	(14,858)	25,713
Loans:						
Commercial	350,682	81,700	268,982	120,621	(110,087)	230,708
Mortgage	1,193,880	338,821	855,059	657,914	(171,244)	829,158
Installment	77,726	(44,692)	122,418	21,287	(116,987)	138,274
Total interest revenue [1]	2,117,205	751,911	1,365,294	833,984	(434,970)	1,268,954
Interest-bearing liabilities						
Savings	(7,530)	1,673	(9,203)	(10,188)	(3,383)	(6,805)
Money market and NOW	78,361	74,306	4,055	8,209	(19,647)	27,856
Other time deposits	786,307	337,924	448,383	(127,863)	(270,869)	143,006
Other borrowed funds	107,562	(143,430)	250,992	34,304	(61,280)	95,584
Total interest expense	964,700	270,473	694,227	(95,538)	(355,179)	259,641
Net interest income[1]	$ 1,152,505	$ 481,438	$ 671,067	$ 929,522	$ (79,791)	$ 1,009,313

1) Interest revenue is presented on a fully taxable equivalent (FTE) basis. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See "Reconciliation of Non-GAAP Measures."

Provision for Loan Losses

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. We charge the provision for loan losses to earnings to maintain the total allowance for loan losses at a level considered by management to represent its best estimate of the losses known and inherent in the portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). We charge losses on loans against the allowance when we believe that collection of loan principal is unlikely. Recoveries on loans previously charged off are added back to the allowance.

The provision for loan losses was $204,000 for the year ended December 31, 2005, as compared to $220,000 for the year ended December 31, 2004, a decrease of $16,000 or 7.27%. During the twelve month period, we decreased the provision for loan losses because the growth in our loan portfolio was occurring at a slower rate than the growth in our allowance for loan losses, because of changes in the composition of the portfolio and because of recoveries. Additionally, our review of our 18 month historical loss experience and delinquency in the various segments of the portfolio did not warrant a higher provision.

The provision for loan losses was $220,000 for the year ended December 31, 2004, as compared to $162,000 for the year ended December 31, 2003, an increase of $58,000 or 35.80%. The increase was primarily the result of growth in loan balances outstanding in all segments of the portfolio as well as a change in the composition of the portfolio.

We review the adequacy of the allowance for loan losses at least quarterly. Our review includes evaluation of impaired loans as required by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure.* Also incorporated in determining the adequacy of the allowance is guidance contained in the Securities and Exchange Commissions SAB No. 102, *Loan Loss Allowance Methodology and Documentation;* and the Federal Financial Institutions Examination Council's Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions.

We base the evaluation of the adequacy of the allowance for loan losses upon loan categories. We categorize loans as installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans. We apply loss ratios to each category of loan other than commercial loans (including letters of credit and unused commitments). We further divide commercial loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts. We evaluate delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral separately and assign loss amounts based upon the evaluation.

We determine loss ratios for installment and other consumer loans (other than boat loans), boat loans and mortgage loans (commercial real estate, residential real estate and real estate construction) based upon a review of prior 18 months delinquency trends for the category, the three year loss ratio for the category, peer group loss ratios and industry standards.

With respect to commercial loans, management assigns a risk rating of one through eight to each loan at inception, with a risk rating of one having the least amount of risk and a risk rating of eight having the greatest amount of risk. For commercial loans of less than $250,000, we may review the risk rating annually based on, among other things, the borrower's financial condition, cash flow and ongoing financial viability; the collateral securing the loan; the borrower's industry and payment history. We review the risk rating for all commercial loans in excess of $250,000 at least annually. We evaluate loans with a risk rating of five or greater separately and assign loss amounts based upon the evaluation. For loans with risk ratings between one and four, we determine loss ratios based upon a review of prior 18 months delinquency trends, the three year loss ratio, peer group loss ratios and industry standards.

We also identify and make any necessary allocation adjustments for any specific concentrations of credit in a loan category that in management's estimation increase the risk inherent in the category. If necessary, we will also make an adjustment within one or more loan categories for economic considerations in our market area that may impact the quality of the loans in the category. For all periods presented, there were no specific adjustments made for concentrations of credit or economic considerations.

In the event that our review of the adequacy of the allowance results in any unallocated amounts, we reallocate such amounts to our loan categories based on the percentage that each category represents to total gross loans. We have risk management practices designed to ensure timely identification of changes in loan risk profiles. However, undetected losses inherently exist within the portfolio. We believe that the allocation of the unallocated portion of the reserve in the manner described above is appropriate.

We will not create a separate valuation allowance unless we consider a loan impaired under SFAS No. 114 and SFAS No. 118. For all periods presented, we had no impaired loans.

Our policies require a review of assets on a regular basis, and we believe that we appropriately classify loans as well as other assets if warranted. We believe that we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that the determination is inherently subjective and that future adjustments may be necessary depending upon, among other factors, a change in economic conditions of specific borrowers or generally in the economy, and new information that becomes available to us. However, there are no assurances that the allowance for loan losses will be sufficient to absorb losses on non-performing assets, or that the allowance will be sufficient to cover losses on non-performing assets in the future.

The allowance for loan losses represents 0.91% of total loans at December 31, 2005, 2004 and 2003. We have no exposure to foreign countries or foreign borrowers. Management believes that the allowance for loan losses is adequate for each period presented.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

Year Ended December 31,	2005	2004	2003
Balance, beginning of period	$ 744,862	$ 547,690	$ 389,553
Provision for loan losses	204,000	220,000	162,000
Chargeoffs:			
Commercial	-	(20,599)	-
Mortgage	-	-	-
Consumer	(135)	(18,408)	(16,554)
Total chargeoffs	(135)	(39,007)	(16,554)
Recoveries:			
Commercial	2,997	-	-
Mortgage	-	-	-
Consumer	2,982	16,179	12,691
Total recoveries	5,979	16,179	12,691
Net chargeoffs	5,844	(22,828)	(3,863)
Balance, end of period	$ 954,706	$ 744,862	$ 547,690
Allowance for loan losses to gross loans	0.91%	0.91%	0.91%
Ratio of net-chargeoffs during period to average loans outstanding during period	(0.006%)	0.033%	0.007%

The following table provides a breakdown of the allowance for loan losses:

Allocation of Allowance for Loan Losses

December 31,	2005		2004		2003	
	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category
Installment & others	$ 6,995	0.57 %	$ 7,120	0.72 %	$ 9,840	1.29 %
Boat	148,045	21.22	148,411	25.35	141,826	31.04
Mortgage	483,245	60.21	401,585	60.27	278,329	53.89
Commercial	316,421	18.00	187,746	13.66	117,695	13.78
Total	$ 954,706	100.00 %	$ 744,862	100.00 %	$ 547,690	100.00 %

Non-interest Revenue

2005 compared to 2004

Non-interest revenue totaled $620,862 for the twelve months ended December 31, 2005, an increase of $66,661 or 12.03% from the 2004 amount of $554,201. Non-interest revenue for the twelve months ended December 31, 2005 included primarily fee income from service charges on deposit accounts, mortgage origination fees from a third party processor, credit card fees, ATM fees, letter of credit fees, and other loan fees. For the twelve months ended December 31, 2005, non-interest revenue also included $109,669 in broker origination fees from the marine division established in February 2005 and $78,358 of earnings on the $3.5 million investment in bank owned life insurance purchased in June 2005. The additions from the marine division and the bank owned life insurance were offset by an $86,834 reduction in miscellaneous loan fees and letter of credit fees, and a $10,365 reduction in mortgage origination fees. These reductions occurred because the dollar value of letters of credit that we issued decreased. We collected fewer miscellaneous fees on loans because we originated a lower number of construction loans and performed fewer inspections on properties under construction. Mortgage origination fees declined because of a rise in interest rates that caused a decrease in the refinancing of residential mortgages.

In the second quarter of 2005, we began classifying fees from advances on construction loans as part of interest income instead of non-interest revenue. In 2005, management determined that this revenue relates more to the use of funds than to commitments to make such funds available. We have also re-classified these fees for 2004 and 2003. Some of our residential builders who have revolving lines of credit for home construction pay fees for us to provide advances under these revolving lines of credit. The amounts reclassified did not have a material effect on total interest revenue on loans or other non-interest revenue.

In 2006, we anticipate the marine division will continue to increase income from broker origination fees. Because we anticipate the residential builders in our customer base will continue to construct new homes at approximately the same level as they did in 2005, we expect construction loan fees will remain stable. Additionally, we believe the demand in the commercial real estate market will remain stable. Therefore, other loan fees should remain constant. Because of the College Park loan production office and the new Bowie branch (which we anticipate will open in June 2006), we expect that customer relationships will grow. We anticipate this growth will cause an increase in service charges on deposit accounts.

2004 compared to 2003

Non-interest revenue for the twelve months ended December 31, 2004 and December 31, 2003 included fee income from service charges on deposit accounts, mortgage origination fees from a third party processor, credit card fees, ATM fees and gain on disposal of assets. Non-interest revenue totaled $554,201 for the year ended December 31, 2004, or $17,122 or 3.19% higher than the 2003 amount of $537,079. The increase was primarily because of a $100,329 or 47.99% increase in other fees and commissions during the period offset by an $88,359 decline in gain on disposal of assets. Other fees and commissions consist of broker/origination fees, other loan fees and letter of credit fees. Other loan fees increased $133,549 to $224,883 for the twelve months ended December 31, 2004 compared to $91,334 for the twelve months ended December 31, 2003. This increase was primarily due to the increase in the dollar value of commitments accepted by customers during the period. Letter of credit fees increased $20,643 due to an increase in the dollar value of letters of credit issued. These increases were offset by a $61,857 decline in broker/origination fees. Broker fees declined because of a rise in interest rates that caused a decrease in the refinancing of residential mortgages. We had no gains on disposal of assets because we sold no assets during the period.

Non-interest Expense

2005 compared to 2004

Non-interest expense was $3.6 million in 2005, which was $769,816 greater than the 2004 level of $2.8 million. Salaries and benefit costs amounted to $2.3 million in 2005, as compared to $1.7 million in 2004. During the past eighteen months, we increased staff to support our growth. In March 2004, we hired a new credit officer, in September 2004 a new branch manager, in February 2005 a new loan officer for the marine division, a new originator in the marine division in April 2005 and one in June 2005, and we hired three new loan officers for the College Park loan production office in August 2005. These items in addition to annual salary and bonus increases caused the increase in salaries and benefits.

Occupancy expenses increased $33,352 or 16.46% in 2005. This increase was because of the establishment of the College Park loan production office in August 2005 and annual escalation clauses in existing leases.

Other operating expenses increased $132,704 or 19.07% from $695,904 for the year ended December 31, 2004 to $828,608 for the year ended December 31, 2005. This was primarily the result of the costs associated with the establishment of the College Park office and business development efforts of the new lenders as well as the marine division. Director fees also increased $14,341 during the year as a result of the increase in the fee paid per meeting and an increase in the number of meetings. These increases were offset by a $37,946 reduction in robbery, organizational and legal expenses and branch security costs. In June 2004, we experienced a robbery loss and completed installation of new security devices in all of our branches. These devices reduced security expenses and reduced the risk of robbery.

In 2006, we anticipate non-interest expense will increase. In February 2005, we hired an individual to establish the boat brokerage division. In August 2005, we established the College Park loan production office and hired three loan officers. During the third or fourth quarter of 2006, we expect to begin hiring staff for the Crofton branch. We anticipate we will open this branch during the first quarter of 2007. During the second quarter of 2006, we plan to begin moving the Waldorf main office to Bowie, Maryland and expect to incur expenses related to this move. Also, during 2006, we will continue our efforts to comply with Sarbanes/Oxley Section 404 (relating to internal controls). We have one individual focused on this effort. We also will work to identify and, perhaps, open a new branch location. We expect to offset these increases with increases in non-interest income that derive from the boat brokerage business and continued increases in interest income through loan growth.

2004 compared to 2003

Non-interest expense was $2.8 million in 2004, which was $326,537 or 13.17% greater than the 2003 level of $2.5 million. Salaries and benefit costs amounted to $1.7 million in 2004, as compared to $1.4 million in 2003. Salaries and benefit expenses increased during the year because we hired a new credit officer in March 2004. Additionally, prior to September 2004, the individual responsible for overall branch administration was also managing the Clinton branch. In September of 2004, we hired a new branch manager for Clinton. Salary and benefit expenses also increased because of annual payroll increases and bonuses.

Occupancy expenses increased $3,060 in 2004 due to scheduled annual rental increases at the Old Line Centre branch.

Other operating expenses increased $77,690 or 12.57% from $618,214 for the year ended December 31, 2003 to $695,904 for the year ended December 31, 2004. This increase occurred because of an approximately $30,000 increase in expenses associated with SEC filings, and Nasdaq fees incurred by the holding company that we did not have during the first nine months of 2003. Additionally, we incurred a $25,000 expense that represented the deductible on Old Line Bank's robbery insurance policy because of a robbery in June. During the year, we also increased director compensation by $39,860. These increases were offset by an approximately $45,000 decrease in legal and organizational costs and a $25,000 reduction in security costs. During the year, we installed enhanced security equipment in all of our branches that caused the reduction in security costs. Data processing expenses increased by approximately $13,292 from $113,260 for the year ended December 31, 2003 compared to $126,552 for the period ended December 31, 2004. This increase occurred because of an increase in the number of customers and new services we began providing in 2004.

Income Taxes

2005 Compared to 2004

Income tax expense was $577,651 (33.65% of pre-tax income) for 2005 as compared to $438,203 (34.92% of pre-tax income) for 2004.

2004 Compared to 2003

Income tax expense was $438,203 (34.92% of pre-tax income) for 2004 as compared to $224,616 (32.32% of pre-tax income) for 2003.

Net Income

2005 Compared to 2004

Net income was $1,138,939 or $.44 basic and diluted earnings per common share for the year ended December 31, 2005, an increase of $322,298 or 39.47%, compared to net income of $816,641 for the same period during 2004. The increase in net income was the result of increases in net interest income of $1.2 million and non-interest revenue of $66,661, and a decrease in the provision for loan losses of $16,000. These changes were offset by an increase in non-interest expense of $769,816 and income taxes of $139,448.

2004 Compared to 2003

Net income was $816,641 or $0.38 basic and $0.38 diluted earnings per common share for the year ended December 31, 2004, an increase of $346,379 or 73.66%, compared to net income of $470,262 for the same period during 2003. The increase in net income was the result of increases in net interest income of $927,381 and non-interest revenue of $17,122, offset by increases in the provision of loan losses of $58,000, income tax expense of $213,587, and non-interest expense of $326,357.

Analysis of Financial Condition

Investment Securities

Our portfolio consists primarily of U.S. Treasury securities, U.S. government agency securities, securities issued by states, counties and municipalities, mortgage-backed securities, and certain equity securities, including Federal Reserve Bank stock, Federal Home Loan Bank stock, Maryland Financial Bank stock and Atlantic Central

Bankers Bank stock. The portfolio provides a source of liquidity, collateral for repurchase agreements as well as a means of diversifying our earning asset portfolio. While we generally intend to hold the investment portfolio assets until maturity, we classify a significant portion of the portfolio as available for sale. We account for securities so classified at fair value and report the unrealized appreciation and depreciation as a separate component of stockholders' equity, net of income tax effects. We account for securities classified in the held to maturity category at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. There are no trading securities in the portfolio.

The investment portfolio at December 31, 2005 amounted to $16.1 million, a decrease of $1.7 million, or 9.55%, from the December 31, 2004 amount of $17.8 million. Available for sale investment securities decreased to $13.9 million at December 31, 2005 from $15.6 million at December 31, 2004. The decrease in the available for sale investment portfolio occurred because some of these assets matured or were called and we deployed the proceeds into loans and federal funds for future loan funding. Held to maturity securities remained the same as reported on December 31, 2004 at $2.2 million on December 31, 2005. The carrying value of available for sale securities included net unrealized losses of $414,777 at December 31, 2005 (reflected as unrealized losses of $254,590 in stockholders' equity after deferred taxes) as compared to net unrealized losses of $141,229 ($90,386 net of taxes) as of December 31, 2004. In general, the increase in unrealized losses was a result of rising interest rates. As required under SFAS No. 115, we have evaluated securities with unrealized losses for an extended period of time and determined that these losses are temporary because we expect to hold them until maturity. As the maturity date moves closer and/or interest rates decline, the unrealized losses in the portfolio will decline or dissipate.

The investment portfolio at December 31, 2004 amounted to $17.8 million, a decrease of $1.4 million, or 7.29%, from the December 31, 2003 amount of $19.2 million. Available for sale investment securities decreased to $15.6 million at December 31, 2004 from $17.4 million at December 31, 2003. Held to maturity securities increased to $2.2 million at December 31, 2004 from $1.8 million at December 31, 2003. The carrying value of available for sale securities included net unrealized losses of $141,229 at December 31, 2004 (reflected as unrealized losses of $90,386 in stockholders' equity after deferred taxes) as compared to net unrealized losses of $109,732 ($69,914 net of taxes) as of December 31, 2003. In general, the increase in unrealized losses was a result of rising interest rates, the maturity of the securities or the fact that some of the securities were called.

The following table sets forth a summary of the investment securities portfolio as of the periods indicated. Available for sale securities are reported at estimated fair value; held to maturity securities are reported at amortized cost.

Investment Securities
(Dollars in thousands)

December 31,	2005	2004	2003
Available For Sale Securities			
U.S. Treasury	$ 1,945	$ 1,980	$ 1,503
U.S. Agency	7,148	7,778	9,332
Tax exempt state, county and municipal	3,092	3,322	3,098
Mortgage-backed	1,741	2,532	3,448
Total Available for Sale Securities	$ 13,926	$ 15,612	$ 17,381
Held To Maturity Securities			
U.S. Treasury	$ 2,002	$ 2,003	$ 1,804
Tax exempt state, county, and municipal	201	201	-
Total Held to Maturity Securities	$ 2,203	$ 2,204	$ 1,804
Equity Securities	$ 1,103	$ 1,080	$ 818

The following table shows the maturities for the securities portfolio at December 31, 2005 and 2004.

Amortized Cost, Carrying Value and Average Yield

	Available for Sale			*Held to Maturity*		
December 31, 2005	Amortized Cost	Market Value	Average Yield	Amortized Cost	Market Value	Average Yield
Maturing						
3 months or less	$ -	$ -		$ -	$ -	
Over 3 months through 1 year	2,117,990	2,078,615	2.98%	-	-	
Over one to five years	11,191,747	10,834,907	3.28%	2,002,061	1,948,047	3.40%
Over five to ten years	1,031,151	1,012,589	3.41%	-	-	
Over ten years	-	-		201,384	197,596	4.91%
	$ 14,340,888	$ 13,926,111		$ 2,203,445	$ 2,145,643	
Pledged Securities	$ 11,829,113	$ 11,463,555				

	Available for Sale			*Held to Maturity*		
December 31, 2004	Amortized Cost	Market Value	Average Yield	Amortized Cost	Market Value	Average Yield
Maturing						
3 months or less	$ -	$ -		$ -	$ -	
Over 3 months through 1 year	575,557	575,035	3.74%	-	-	
Over one to five years	11,789,877	11,668,087	3.22%	2,002,773	1,997,891	3.40%
Over five to ten years	3,388,206	3,369,289	3.66%	-	-	
Over ten years	-	-		201,517	196,815	4.91%
	$ 15,753,640	$ 15,612,411		$ 2,204,290	$ 2,194,706	
Pledged Securities	$ 12,824,536	$ 12,686,914				

Contractual maturities of mortgage-backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, the issuer may call the callable agency securities listed above prior to the contractual maturity.

Investment in Pointer Ridge LLC

On July 22, 2004, Old Line Bancshares, Inc. executed an Operating Agreement as a member with unaffiliated parties, Lucente Enterprises, Inc., and Chesapeake Custom Homes, LLC as members, and Chesapeake Pointer Ridge Manager, LLC, as manager, to establish Pointer Ridge Office Investment, LLC ("Pointer Ridge"). The members' ownership of Pointer Ridge is as follows:

Unaffiliated parties	25.0%
Lucente Enterprises, Inc.	12.5%
Chesapeake Custom Homes, LLC	12.5%
Old Line Bancshares, Inc.	50.0%

Mr. Frank Lucente, Vice Chairman and a member of the Board of Directors of Old Line Bancshares, Inc., is the President and majority owner of Lucente Enterprises, Inc. Lucente Enterprises, Inc. is the manager and majority member of Chesapeake Custom Homes, LLC and Chesapeake Pointer Ridge Manager, LLC. In March 2006, the members executed an Amendment to the Operating Agreement that named Chesapeake Custom Homes, LLC as Manager.

The purpose of Pointer Ridge is to acquire, own, hold for profit, sell, assign, transfer, operate, lease, develop, mortgage, refinance, pledge and otherwise deal with real property located at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Pointer Ridge has acquired the property and is constructing a commercial office building containing approximately 40,000 square feet. Old Line Bancshares, Inc. plans to lease approximately 50% of the building for its main office (moving its existing main office from Waldorf, Maryland) and a branch of Old Line Bank. On August 26, 2004, Old Line Bancshares, Inc. transferred its initial $550,000 capital contribution to Pointer Ridge. On September 16, 2005 and December 16, 2005, Old Line Bancshares, Inc. transferred additional capital contributions of $182,500 and $105,000, respectively, to Pointer Ridge. On December 31, 2005, Old Line Bancshares, Inc.'s total investment in Pointer Ridge was $837,436.

In April 2005, Pointer Ridge executed a contract with Waverly Construction Inc. ("Waverly"), an unrelated party, to begin construction of an approximately 40,000 square foot commercial office building on the property. The contract sum is four million one hundred eight thousand dollars ($4,108,000). Waverly began construction of the project in May 2005 and the building is partially complete. We anticipate Waverly will complete construction in May 2006.

On November 3, 2005, Pointer Ridge entered into a loan agreement with an unrelated bank, pursuant to which the bank agreed to make a construction loan to Pointer Ridge in a principal amount not to exceed $5.8 million to finance the construction of the building. Subject to the satisfaction of certain conditions precedent, the bank agreed to convert the construction loan to a permanent loan. The construction loan accrues interest monthly at an interest rate equal to one month LIBOR plus 185 basis points per annum, is interest only and matures on December 1, 2006, unless it converts to a permanent loan.

The loan agreement provides that on or before December 1, 2006, subject to the satisfaction of certain conditions precedent, Pointer Ridge may convert the construction loan to either a five-year or ten- year permanent loan. If converted, the permanent loan will accrue interest monthly at an interest rate equal to one month LIBOR plus 185 basis points per annum. The principal amount of the permanent loan will be repaid in 60 or 120 consecutive level monthly installments, as applicable, with a balloon payment of principal on the maturity date. Payments of principal will be based on a 25-year amortization.

Pursuant to the terms of a guaranty between the bank and Old Line Bancshares, Inc. dated November 3, 2005, Old Line Bancshares, Inc. has guaranteed the construction of the building in accordance with the terms of the loan agreement and has guaranteed the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building.

Specifically, if Pointer Ridge (a) fails to complete the building free of liens except those permitted by any of the loan documents and by the completion date in accordance with the plans and specifications and all material laws, rules, regulations and requirements of all governmental authorities having jurisdiction, or (b) fails to keep the property free from all liens and claims that may be filed or made for performing work and labor thereon or furnishing materials therefor in connection with the construction thereof, or both, except to the extent any of the same are permitted by the loan documents, Old Line Bancshares, Inc., provided that the bank continues to advance sums under the loan agreement in the manner therein provided, would become primarily liable for the construction of the building in accordance with the terms of the loan agreement and for the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building. At December 31, 2005, Pointer Ridge had borrowed $1.8 million under the loan agreement at an interest rate of 6.22%.

Loan Portfolio

Loans secured by real estate or luxury boats comprise the majority of the loan portfolio. Old Line Bank's loan customers are generally located in the greater Washington, D.C. metropolitan area.

The loan portfolio, net of allowance, unearned fees and origination costs increased $22.7 million or 27.85% to $104.2 million at December 31, 2005 from $81.5 million at December 31, 2004. Commercial business loans increased by $7.7 million (68.75%), commercial real estate loans (generally owner-occupied) increased by $14.2 million (41.4%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $1.3 million (15.29%), real estate construction loans decreased by $1.8 million (27.27%) and installment loans increased by $1.4 million (6.54%) from their respective balances at December 31, 2004.

The loan portfolio, net of allowance, unearned fees and origination costs increased $22.0 million or 36.97% to $81.5 million at December 31, 2004 from $59.5 million at December 31, 2003. Commercial business loans increased by $2.9 million (34.94%), commercial real estate loans (generally owner-occupied) increased by $7.4 million (27.51%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $4.9 million (136.11%), real estate construction loans increased by $4.8 million (266.67%) and installment loans increased by $2 million (10.31%) from their respective balances at December 31, 2003.

During the fourth quarter of 2005, we began to see loan and deposit growth generated from the team of lenders we hired for the College Park loan production office in August 2005. We anticipate that these individuals, as well as the remainder of our staff, will continue to focus their efforts on business development in 2006 and continue to grow the loan portfolio. The October 2005 capital offering increased our legal lending limit to $4.5 million effective January 2006. We expect that this increased limit will also allow us to originate and retain loans with a higher dollar value.

The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

Loan Portfolio

(Dollars in thousands)

December 31,	2005		2004		2003	
Real Estate						
Commercial	$ 48,530	46.29 %	$ 34,300	41.86 %	$ 26,859	44.87 %
Construction	4,823	4.60	6,551	8.00	1,762	2.94
Residential	9,767	9.32	8,530	10.41	3,641	6.08
Commercial	18,871	18.00	11,190	13.66	8,251	13.78
Installment	22,842	21.79	21,356	26.07	19,355	32.33
	$ 104,833	100.00 %	$ 81,927	100.00 %	$ 59,868	100.00 %
Allowance for loan losses	(955)		(745)		(547)	
Net deferred loan (fees) and costs	371		323		197	
	$ 104,249		$ 81,505		$ 59,518	

The following table presents the maturities or repricing periods of selected loans outstanding at December 31, 2005:

	Loan Maturity Distribution at December 31, 2005			
	1 year or less	1-5 years	After 5 years	Total
	(Dollars in thousands)			
Real Estate				
Commercial	$ 16,628	$ 28,119	$ 3,783	$ 48,530
Construction	4,823	-	-	4,823
Residential	8,245	1,058	464	9,767
Commercial	12,030	6,708	133	18,871
Installment	144	298	22,400	22,842
Total Loans	$ 41,870	$ 36,183	$ 26,780	$ 104,833
Fixed Rates	6,070	26,556	24,075	56,701
Variable Rates	35,800	9,627	2,705	48,132
Total Loans	$ 41,870	$ 36,183	$ 26,780	$ 104,833

Asset Quality

Management performs reviews of all delinquent loans and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner. Management generally classifies loans as non-accrual when collection of full principal and interest under the original terms of the loan is not expected or payment of principal or interest has become 90 days past due. Classifying a loan as non-accrual results in our no longer accruing interest on such loan and reversing any interest previously accrued but not collected. We will generally restore a non-accrual loan to accrual status when delinquent principal and interest payments are brought current and we expect to collect future monthly principal and interest payments. We recognize interest on non-accrual loans only when received. There were no non-accrual loans as of December 31, 2005, 2004 and 2003. No loans were 90 days or more past due as of December 31, 2005, 2004 or 2003.

We classify any property acquired as a result of foreclosure on a mortgage loan as "real estate owned" and record it at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carry the loan at the lower of cost or net realizable value. We charge any required write-down of the loan to its net realizable value against the allowance for credit losses at the time of foreclosure. We charge to expense any subsequent adjustments to net realizable value. Upon foreclosure, Old Line Bank generally requires an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis and external inspections on at least a quarterly basis. As of December 31, 2005, 2004 and 2003, we held no real estate acquired as a result of foreclosure.

We apply the provisions of Statement of Financial Accounting Standards No. 114 ("SFAS No. 114"), *"Accounting by Creditors for Impairment of a Loan,"* as amended by Statement of Financial Accounting Standards No. 118 ("SFAS No. 118"), *"Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure."* SFAS No. 114 and SFAS No. 118 require that impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding provision for credit losses. Old Line Bank considers consumer loans as homogenous loans and thus does not apply the SFAS No. 114 impairment test to these loans. We write off impaired loans when collection of the loan is doubtful.

As of December 31, 2005, 2004 and 2003, we had no impaired or restructured loans.

Bank owned life insurance

In June 2005, we remitted a one time premium payment of $3.3 million to a broker for an insurance company for the purchase of Bank Owned Life Insurance ("BOLI") on the lives of our executive officers Messrs. Cornelsen and Burnett and Ms. Rush and submitted applications for the BOLI. Initially, we anticipated that we would enter into supplemental executive retirement plan ("SERP") agreements with these executives by November 1, 2005. However, we were unable to complete the application process by that time.

On January 3, 2006, Old Line Bank entered into Salary Continuation Agreements and Supplemental Life Insurance Agreements and started accruing for a related annual expense, with Mr. Cornelsen, Mr. Burnett and Ms. Rush. Under these agreements, and in accordance with the conditions specified therein, benefits accrue over time from the date of the agreement until the executive reaches the age of 65. Upon full vesting of the benefit, the executives will be paid the following annual amounts for 15 years: Mr. Cornelsen — $131,607; Mr. Burnett — $23,177; and Ms. Rush — $56,658. Under the Supplemental Life Insurance Agreements, Old Line Bank is obligated to cause the payment of death benefits to the executives' designated beneficiaries in the following amounts: Mr. Cornelsen— $717,558; Mr. Burnett — $410,556 and Ms. Rush — $827,976. Old Line Bank has funded these obligations through the purchase of insurance policies owned by Old Line Bank.

Deposits

We seek deposits within our market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively.

At December 31, 2005, the deposit portfolio had grown to $119.7 million, a $30.7 million or 34.49% increase over the December 31, 2004 level of $89.0 million. We have seen growth in several key categories over the period. Non-interest bearing deposits grew $5.0 million during the period to $30.4 million from $25.4 million due to new and expanded commercial relationships. Interest-bearing deposits grew $25.8 million to $89.3 million from $63.5 million. Most of the growth in interest-bearing deposits was in other time deposits, which increased from $36.4 million at December 31, 2004 to $55.8 million at December 31, 2005. Other time deposits grew due to increased customer relationships and a promotional certificate of deposit campaign in January 2005. Money market and NOW accounts grew $8.8 million from $16.5 million at December 31, 2004 to $25.3 million at December 31, 2005 while savings accounts declined by $2.5 million to $8.2 million at December 31, 2005 from $10.7 million at December 31, 2004. The money market and NOW accounts grew because of the transfer of funds from savings accounts to money market and NOW accounts as well as because of increased customer relationships.

At December 31, 2004, the deposit portfolio had grown to $89.0 million, a $19.7 million or 28.43% increase over the December 31, 2003 level of $69.3 million. Non-interest bearing deposits grew $5.5 million during the period to $25.4 million from $19.9 million while interest-bearing deposits grew $14.1 million to $63.5 million from $49.4 million. Increased business development efforts, the addition of key personnel and promotional campaigns expanded the number of customers. As a result, our non-interest and interest bearing deposit balances grew.

Historically, as a general practice, we have not purchased brokered deposits. During the periods reported, we had no brokered deposits. In the first quarter of 2006, we began using brokered certificate of deposits through the Promontory Interfinancial Network. Through this deposit matching network and its certificate of deposit account registry service (CDARS), we obtained the ability to offer our customers access to FDIC-insured deposit products in aggregate amounts exceeding current insurance limits. When we place funds through CDARS on behalf of a customer, we receive matching deposits through the network. As a result of this service, we expect that we will have brokered deposits in 2006.

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2005.

	Certificate of Deposit Maturity Distribution December 31, 2005			
	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
	(Dollars in thousands)			
Certificates of deposit				
Less than $100,000	$ 1,415	$ 7,680	$ 21,362	$ 30,457
Greater than or equal to $100,000	306	6,929	18,104	25,339
Total	$ 1,721	$ 14,609	$ 39,466	$ 55,796

Borrowings

Old Line Bank has available lines of credit, including overnight federal funds and repurchase agreements from its correspondent banks totaling $14.5 million as of December 31, 2005. Old Line Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta that totaled $42.7 million at December 31, 2005 and $22.7 million at December 31, 2004. Of this, we had borrowed $6 million at December 31, 2005 and 2004 as outlined below.

Short-term borrowings consisted of short-term promissory notes issued to Old Line Bank's customers and federal funds purchased. In 2004, Old Line Bank developed an enhancement to the basic non-interest bearing demand deposit account for its commercial clients. This service electronically sweeps excess funds from the customer's account into an interest bearing Master Note with Old Line Bank. These Master Notes re-price daily and have maturities of 270 days or less. At December 31, 2005,Old Line Bank had $9.3 million outstanding in these short term promissory notes with an interest rate of 2.02%. At December 31, 2004, Old Line Bank had $3.6 million outstanding with an average interest rate of 0.77%. At December 31, 2005, Old Line Bank did not have any borrowings in overnight federal funds with the Federal Home Loan Bank compared to $1 million at 1.64% on December 31, 2004.

At December 31, 2005 and 2004, long term borrowings were comprised of advances from the Federal Home Loan Bank of Atlanta totaling $6 million. Old Line Bank borrowed $4.0 million of the $6.0 million in January 2001, currently pays interest only at 4.80%, and must repay the $4.0 million in January 2011. Interest is payable January 3, April 3, July 3, and October 3 of each year. Effective January 3, 2002 and any payment date thereafter, the FHLB has the option to convert the interest rate into a three (3) month LIBOR based floating rate.

In March 2004, Old Line Bank borrowed an additional $2 million from the Federal Home Loan Bank. Old Line Bank pays interest only, currently at 1.79%, and must repay the $2.0 million in March 2009. Interest is payable March 17, June 17, September 17 and December 17, of each year. Effective March 16, 2006 and any payment date thereafter, the FHLB has the option to convert the interest rate into a three (3) month LIBOR based floating rate.

Old Line Bank may not prepay the Federal Home Loan Bank loans prior to maturity without incurring a significant prepayment penalty.

Interest Rate Sensitivity Analysis and Interest Rate Risk Management

A principal objective of Old Line Bank's asset/liability management policy is to minimize exposure to changes in interest rates by an ongoing review of the maturity and re-pricing of interest-earning assets and interest-bearing liabilities. The Asset and Liability Committee of the Board of Directors oversees this review.

The Asset and Liability Committee establishes policies to control interest rate sensitivity. Interest rate sensitivity is the volatility of a bank's earnings resulting from movements in market interest rates. Management monitors rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity. Monthly financial reports supply management with information to evaluate and manage rate sensitivity and adherence to policy. Old Line Bank's asset/liability policy's goal is to manage assets and liabilities in a manner that stabilizes net interest income and net economic value within a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to achieve dependable, steady growth in net interest income regardless of the behavior of interest rates in general.

As part of the interest rate risk sensitivity analysis, the Asset and Liability Committee examines the extent to which Old Line Bank's assets and liabilities are interest rate sensitive and monitors the interest rate sensitivity gap. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. The interest rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or re-price within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If re-pricing of assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

Old Line Bank currently has a positive gap over the short term, which suggests that the net yield on interest earning assets may increase during periods of rising interest rates. However, a simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rate, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents Old Line Bank's interest rate sensitivity at December 31, 2005. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, we have made certain assumptions to calculate the expected maturity of securities and loans.

Interest Sensitivity Analysis

December 31, 2005

	Maturing or Repricing				
	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest Earning Assets:					
Investment securities	$ -	$ 2,079	$ 12,837	$ 1,214	$ 16,130
Loans	36,577	5,293	36,183	26,780	104,833
Federal funds sold	35,574	-	-	-	35,574
Total interest earning assets	72,151	7,372	49,020	27,994	156,537
Interest Bearing Liabilities:					
Interest-bearing transaction deposits	14,688	10,567	-	-	25,255
Savings accounts	2,735	2,734	2,734		8,203
Time deposits	1,721	14,609	39,466	-	55,796
Total interest-bearing deposits	19,144	27,910	42,200	-	89,254
FHLB Advances	6,000	-	-	-	6,000
Other borrowings	9,293	-	-	-	9,293
Total interest-bearing liabilities	34,437	27,910	42,200	-	104,547
Period Gap	$ 37,714	$ (20,538)	$ 6,820	$ 27,994	$ 51,990
Cumulative Gap	$ 37,714	$ 17,176	$ 23,996	$ 51,990	
Cumulative Gap/Total Assets	22.31%	10.16%	14.20%	30.76%	

Liquidity

Our overall asset/liability strategy takes into account our need to maintain adequate liquidity to fund asset growth and deposit runoff. Our management monitors the liquidity position daily in conjunction with Federal Reserve guidelines. We have credit lines unsecured and secured available from several correspondent banks totaling $9.5 million. Additionally, we may borrow funds from the Federal Home Loan Bank of Atlanta. We can use these credit facilities in conjunction with the normal deposit strategies, which include pricing changes to increase deposits as necessary. We can also sell or pledge available for sale investment securities to create additional liquidity. From time to time we may sell or participate out loans to create additional liquidity as required. Additional sources of liquidity include funds held in time deposits and cash from the investment and loan portfolios.

Our immediate sources of liquidity are cash and due from banks and federal funds sold. As of December 31, 2005, we had $4.4 million in cash and due from banks, and $35.6 million in federal funds sold and other overnight investments. As of December 31, 2004 and 2003, we had $4.1 million and $2.5 million in cash and due from banks, and $5.2 million and $4.0 million, respectively, in federal funds sold and other overnight investments. At December 31, 2005, our investment in federal funds was significantly higher than prior periods because of the $19.2 million in net proceeds received from the capital offering in October 2005. As we continue to deploy these proceeds into loans, we anticipate these balances will decline.

Old Line Bank has sufficient liquidity to meet its loan commitments as well as fluctuations in deposits. We usually retain maturing certificates of deposit as we offer competitive rates on certificates of deposit. Management is not aware of any demands, trends, commitments, or events that would result in Old Line Bank's inability to meet anticipated or unexpected liquidity needs.

Capital

Our stockholders' equity amounted to $33.5 million at December 31, 2005, $13.5 million at December 31, 2004 and $12.8 million at December 31, 2003. We are considered "well capitalized" under the risk-based capital guidelines adopted by the Federal Reserve.

The following table shows Old Line Bancshares, Inc.'s regulatory capital ratios and the minimum capital ratios currently required by its banking regulator to be "well capitalized." For a discussion of these capital requirements, see "Supervision and Regulation – Capital Adequacy Guidelines."

Risk Based Capital Analysis
(Dollars in thousands)

December 31,	2005	2004	2003	Regulatory Minimum
Tier 1 Capital				
Common stock	$ 42	$ 18	$ 18	
Additional paid-in capital	31,736	12,446	12,363	
Retained earnings	1,992	1,121	517	
Less: disallowed assets	-	-	-	
Total Tier 1 Capital	$ 33,770	$ 13,585	$ 12,898	
Tier 2 Capital:				
Allowance for loan losses	955	745	547	
Total Risk Based Capital	$ 34,725	$ 14,330	$ 13,445	
Risk weighted assets	$ 122,829	$ 88,131	$ 66,574	
Capital Ratios:				
Tier 1 risk based capital ratio	27.5%	15.4%	19.4%	4.00%
Total risk based capital ratio	28.3%	16.3%	20.2%	8.00%
Leverage ratio	21.5%	12.7%	14.7%	4.00%

Return on Average Assets and Average Equity

The ratio of net income to average equity and average assets and certain other ratios are as follows:

	December 31,		
	2005	2004	2003
	(Dollars in thousands)		
Average total assets	$134,666	$99,325	$81,732
Average equity	17,855	13,031	9,193
Net income	1,139	817	470
Cash dividends declared	267	213	80
Divided payout ratio for period	23.46%	26.09%	17.07%
Return on average assets	0.85	0.82	0.58
Return on average equity	6.38	6.27	5.12
Average stockholders' equity to average total assets	13.26	13.12	11.25

Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements

Old Line Bancshares, Inc. is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily may include commitments to extend credit, lines of credit and standby letters of credit. In addition, Old Line Bancshares, Inc. also has operating lease obligations. Old Line Bancshares, Inc. uses these financial instruments to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks and management does not anticipate any losses which would have a material effect on Old Line Bancshares, Inc.

Old Line Bancshares, Inc.'s guaranty obligation made in connection with Pointer Ridge's construction loan also creates off-balance sheet risk, as further described below.

Outstanding loan commitments and lines and letters of credit at December 31 of 2005, 2004 and 2003 are as follows:

December 31,	2005	2004	2003
	(Dollars in thousands)		
Commitments to extend credit and available credit lines:			
Commercial	$ 5,225	$ 2,896	$ 1,395
Real estate-undisbursed development and construction	13,921	7,419	3,931
Real estate-undisbursed home equity lines of credit	4,886	3,426	2,686
	$ 24,032	$ 13,741	$ 8,012
Standby letters of credit	$ 1,807	$ 1,307	$ 317

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Old Line Bancshares, Inc. generally requires collateral to support financial instruments with credit risk on the same basis as it does for on-balance sheet instruments. The collateral is based on management's credit evaluation of the counter party. Commitments generally have interest rates fixed at current market rates, expiration dates or other termination clauses and may require payment of a fee. Available credit lines represent the unused portion of lines of credit previously extended and available to the customer so long as there is no violation of any contractual condition. These lines generally have variable interest rates. Since many of the commitments are expected to expire without being drawn upon, and since it is unlikely that customers will draw upon their lines of credit in full at any time, the total commitment amount or line of credit amount does not necessarily represent future cash requirements. Each customer's credit-worthiness is evaluated on a case-by-case basis. We are not aware of any loss that we would incur by funding our commitments or lines of credit.

Commitments for real estate development and construction, which totaled $13.9 million, or 57.92% of the $24.0 million, are generally short-term and turn over rapidly, satisfying cash requirements with principal repayments and from sales of the properties financed.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Our exposure to credit loss in the event of nonperformance by the customer is the contract amount of the commitment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

In general, loan commitments, credit lines and letters of credit are made on the same terms, including with respect to collateral, as outstanding loans. We evaluate each customer's credit-worthiness and the collateral required on a case-by-case basis.

As indicated above, on November 3, 2005, Pointer Ridge, entered into a loan agreement with an unrelated bank, pursuant to which the bank agreed to make a construction loan to Pointer Ridge in a principal amount not to exceed $5.8 million to finance the construction of a commercial office building at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Once completed, we intend to lease approximately half of this building for our main office (moving our existing main office from Waldorf, Maryland) and to operate a branch of Old Line Bank from this address. Old Line Bancshares, Inc. has a 50% ownership percentage in Pointer Ridge and we record this investment on the equity method. Subject to the satisfaction of certain conditions precedent, the bank providing the loan agreed to convert the construction loan to a permanent loan. The construction loan accrues interest monthly at an interest rate equal to one month LIBOR plus 185 basis points per annum, is interest only and matures on December 1, 2006, unless it converts to a permanent loan.

The loan agreement provides that on or before December 1, 2006, subject to the satisfaction of certain conditions precedent, Pointer Ridge may convert the construction loan to either a five-year or ten- year permanent loan. If converted, the permanent loan will accrue interest monthly at an interest rate equal to one month LIBOR plus 185 basis points per annum. The principal amount of the permanent loan will be repaid in 60 or 120 consecutive level monthly installments, as applicable, with a balloon payment of principal on the maturity date. Payments of principal will be based on a 25-year amortization.

Pursuant to the terms of a guaranty between the bank and Old Line Bancshares, Inc. dated November 3, 2005, Old Line Bancshares, Inc. has guaranteed the construction of the building in accordance with the terms of the loan agreement and has guaranteed the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building.

Specifically, if Pointer Ridge (a) fails to complete the building free of liens except those permitted by any of the loan documents and by the completion date in accordance with the plans and specifications and all material laws, rules, regulations and requirements of all governmental authorities having jurisdiction, or (b) fails to keep the property free from all liens and claims that may be filed or made for performing work and labor thereon or furnishing materials therefor in connection with the construction thereof, or both, except to the extent any of the same are permitted by the loan documents, Old Line Bancshares, Inc., provided that the bank continues to advance sums under the loan agreement in the manner therein provided, would become primarily liable for the construction of the building in accordance with the terms of the loan agreement and for the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building. At December 31, 2005, Pointer Ridge had borrowed $1.8 million under the loan agreement at an interest rate of 6.22%.

We do not believe that we will incur any obligations under the guaranty. If we were to become obligated under the guaranty, we do not believe that it would have any material effect on our liquidity or capital resources.

Old Line Bancshares, Inc. has various financial obligations, including contractual obligations and commitments. The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations to third parties by payment date.

Purchase Obligations
(Dollars in thousands)

	Within one year	One to three years	Three to five years	Over five years
Noninterest-bearing	$30,418	$ -	$ -	$ -
Interest-bearing	59,418	21,671	17,795	-
Long-term borrowings			2,000	4,000
Purchase obligations	400	438	173	-
Operating leases	111	435	393	1,089
Total	$ 90,347	$ 22,544	$ 20,361	$ 5,089

Old Line Bancshares, Inc.'s operating lease obligations represents rental payments for three branches and assumes we become obligated on the Crofton lease in January 2007. The interest-bearing obligations include accrued interest. Purchase obligations represent estimated obligations under agreements to purchase goods or services that are enforceable and legally binding. The purchase obligation amounts presented above primarily relate to estimated obligations under data and item processing contracts, and accounts payable for goods and services received through December 31, 2005.

Reconciliation of Non-GAAP Measures

Below is a reconciliation of the FTE adjustments and the GAAP basis information presented in this report:

Twelve months ended December 31, 2005

	Federal Funds Sold	Investment Securities	Interest Earning Assets	Total Assets	Net Interest Income	Net Interest Spread
GAAP interest income	$ 622,070	$ 606,299	$ 7,003,456	$ 7,003,456	$ 4,875,503	
Tax equivalent adjustment	11,112	65,760	76,872	76,872	76,872	
Tax equivalent interest income	$ 633,182	$ 672,059	$ 7,080,328	$ 7,080,328	$ 4,952,375	
GAAP interest yield	3.42%	3.25%	5.55%	5.20%	3.87%	3.12%
Taxable equivalent adjustment	0.06%	0.36%	0.07%	0.06%	0.06%	0.06%
Tax equivalent interest yield	3.48%	3.61%	5.62%	5.26%	3.93%	3.18%

Twelve months ended December 31, 2004

	Federal Funds Sold	Investment Securities	Interest Earning Assets	Total Assets	Net Interest Income	Net Interest Spread
GAAP interest income	$ 50,936	$ 671,498	$ 4,889,855	$ 4,889,855	$ 3,726,602	
Tax equivalent adjustment	432	72,836	73,268	73,268	73,268	
Tax equivalent interest income	$ 51,368	$ 744,334	$ 4,963,123	$ 4,963,123	$ 3,799,870	
GAAP interest yield	1.26%	3.39%	5.24%	4.93%	3.99%	3.44%
Taxable equivalent adjustment	0.01%	0.37%	0.07%	0.07%	0.08%	0.07%
Tax equivalent interest yield	1.27%	3.76%	5.31%	5.00%	4.07%	3.51%

Twelve months ended December 31, 2003

	Federal Funds Sold	Investment Securities	Interest Earning Assets	Total Assets	Net Interest Income	Net Interest Spread
GAAP interest income	$ 82,300	$ 610,100	$ 4,058,012	$ 4,058,012	$ 2,799,221	
Tax equivalent adjustment	-	71,127	71,127	71,127	71,127	
Tax equivalent interest income	$ 82,300	$ 681,227	$ 4,129,139	$ 4,129,139	$ 2,870,348	
GAAP interest yield	1.03%	3.64%	5.31%	4.97%	3.66%	3.02%
Taxable equivalent adjustment	0.00%	0.43%	0.09%	0.08%	0.09%	0.09%
Tax equivalent interest yield	1.03%	4.07%	5.40%	5.05%	3.75%	3.11%

Impact of Inflation and Changing Prices and Seasonality

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, and may frequently reflect government policy initiatives or economic factors not measured by price index. As discussed above, we strive to manage our interest sensitive assets and liabilities in order to offset the effects of rate changes and inflation.

Application Of Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the provision for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The provision for loan losses represents management's best estimate of the losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant estimates, assumptions, and judgments. The loan portfolio also represents the largest asset type on the consolidated balance sheets.

The evaluation of the adequacy of the provision for loan losses is based upon loan categories except for delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral, which are evaluated separately and assigned loss amounts based upon the evaluation. Loss ratios are applied to each category of loan other than commercial loans (including letters of credit and unused commitments), where the loans are further divided by risk rating and loss ratios are applied by risk rating, to determine estimated loss amounts. Categories of loans are installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral and the financial condition of the borrower, and in establishing loss ratios and risk ratings. The establishment of allowance factors is a continuing exercise and allowance factors may change over time, resulting in an increase or decrease in the amount of the provision or allowance based upon the same volume and classification of loans.

Changes in allowance factors or in management's interpretation of those factors will have a direct impact on the amount of the provision, and a corresponding effect on income and assets. Also, errors in management's perception and assessment of the allowance factors could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs, which would adversely affect income and capital. For additional information regarding the allowance for loan losses, see the "Provision for Loan Losses" section of this financial review.

Recent Accounting Pronouncements

Accounting pronouncements that the Financial Accounting Standards Board recently approved follow. These Statements will not have any material impact on the financial statements of Bancshares or the Bank.

FASB Statement No. 123 *Accounting for Stock-Based Compensation* (revised 2004) *Share-Based Payment* (FASB 123R), establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement eliminates the alternative to use Accounting Principles Board Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally results in recognition of no compensation costs. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. In addition, this Statement amends FASB Statement No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as financing cash inflow rather than as a reduction of taxes paid. This statement is effective for the Company for the first interim reporting period that begins after December 15, 2005.

Beginning in 2006, we will be required to record as an expense on the statement of income the compensation expense related to stock options in accordance with FASB 123R. We will adopt the modified prospective application transition method to account for this expense. This method allows us to begin recording the expense in 2006 without any retroactive adjustments to the reported net income of prior years.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("Interpretation No. 46"), which explains identification of variable interest entities and the assessment of whether to consolidate those entities. FIN 46 Revised ("FIN 46R"), issued in December 2003 replaces FIN 46. FIN 46R requires public entities to apply FIN 46 or FIN 46R to all entities that are considered variable interest entities, in practice and under the FASB literature that was applied before the issuance of FIN 46, by the end of the first reporting period that ends after December 15, 2003. For any variable interest entities ("VIE") that must be consolidated under FIN 46R, the assets, liabilities and non-controlling interest of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the statement of condition and any previously recognized income being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. FIN 46R requires existing consolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. In July 2004, Old Line Bancshares, Inc. invested in Pointer Ridge Office Investment, LLC. Our ownership percentage is 50%, one of our directors ownership percentage is 25% and an unaffiliated company holds the remaining 25%. At inception, we determined Pointer Ridge, LLC was not a variable interest entity and in accordance with FIN 46R we recorded this investment on the equity method. In the future, if we determine that Pointer Ridge is a variable interest entity, we may be required to consolidate the assets, liabilities and related income or losses of Pointer Ridge. We do not believe this would have a material affect on our financial statements.

FASB Statement No. 154 *Accounting Changes and Error Corrections* replaces APB Opinion No. 20, *Accounting Changes,* and FASB statement No. 3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

Item 7. Financial Statements

The following consolidated financial statements are filed with this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets – December 31, 2005, 2004 and 2003

Consolidated Statements of Income – For the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Changes in Stockholders' Equity – For the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows – For the year ended December 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

ROWLES & Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Old Line Bancshares, Inc.
Waldorf, Maryland

We have audited the accompanying consolidated balance sheets of Old Line Bancshares, Inc. and Subsidiary as of December 31, 2005, 2004, and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Line Bancshares, Inc. and Subsidiary as of December 31, 2005, 2004, and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
February 17, 2006

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

Old Line Bancshares, Inc. & Subsidiary
Consolidated Balance Sheets

December 31,	2005	2004	2003
Assets			
Cash and due from banks	$ 4,387,676	$ 4,090,776	$ 2,477,119
Federal funds sold	35,573,704	5,229,867	4,002,828
Total cash and cash equivalents	39,961,380	9,320,643	6,479,947
Time deposits in other banks	-	300,000	700,000
Investment securities available for sale	13,926,111	15,612,411	17,381,519
Investment securities held to maturity	2,203,445	2,204,290	1,803,812
Loans, less allowance for loan losses	104,249,383	81,504,890	59,517,690
Restricted equity securities at cost	1,102,750	1,079,950	818,450
Investment in real estate, LLC	837,436	550,000	-
Bank premises and equipment	2,436,652	2,352,348	2,279,669
Accrued interest receivable	504,299	365,388	315,326
Deferred income taxes	200,663	88,723	60,925
Bank owned life insurance	3,324,660	-	-
Other assets	281,045	190,675	178,465
	$ 169,027,824	$ 113,569,318	$ 89,535,803
Liabilities and Stockholders' Equity			
Deposits			
Noninterest-bearing	$ 30,417,858	$ 25,424,314	$ 19,902,350
Interest-bearing	89,253,741	63,540,800	49,422,727
Total deposits	119,671,599	88,965,114	69,325,077
Short-term borrowings	9,292,506	4,637,012	3,000,000
Long-term borrowings	6,000,000	6,000,000	4,000,000
Accrued interest payable	336,868	173,320	149,831
Income tax payable	86,151	184,975	130,675
Other liabilities	124,873	114,585	102,566
	135,511,997	100,075,006	76,708,149
Stockholders' equity			
Common stock, par value $.01 per share; authorized 5,000,000 shares; issued and outstanding 4,248,898.5 in 2005, 1,776,394.5 in 2004, and 1,756,894.5 in 2003	42,489	17,764	17,569
Additional paid-in capital	31,735,627	12,446,229	12,362,902
Retained earnings	1,992,301	1,120,705	517,097
	33,770,417	13,584,698	12,897,568
Accumulated other comprehensive income	(254,590)	(90,386)	(69,914)
	33,515,827	13,494,312	12,827,654
	$ 169,027,824	$ 113,569,318	$ 89,535,803

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Income

Years Ended December 31,	2005	2004	2003
Interest revenue			
Loans, including fees	$ 5,772,963	$ 4,150,675	$ 3,346,013
U.S. Treasury securities	127,299	113,541	4,840
U.S. government agency securities	236,536	294,108	392,966
Mortgage backed securities	84,139	118,088	101,186
Tax exempt securities	113,514	111,236	88,397
Federal funds sold	622,070	50,936	82,300
Other	46,935	51,271	42,310
Total interest revenue	7,003,456	4,889,855	4,058,012
Interest expense			
Deposits	1,790,695	933,557	1,063,399
Borrowed funds	337,258	229,696	195,392
Total interest expense	2,127,953	1,163,253	1,258,791
Net interest income	4,875,503	3,726,602	2,799,221
Provision for loan losses	204,000	220,000	162,000
Net interest income after provision for loan losses	4,671,503	3,506,602	2,637,221
Noninterest revenue			
Service charges on deposit accounts	241,619	244,831	239,679
Other fees and commissions	379,243	309,370	209,041
Gain on disposal of assets	-	-	88,359
Total noninterest revenue	620,862	554,201	537,079
Noninterest expense			
Salaries	1,933,631	1,417,434	1,233,855
Employee benefits	333,788	245,162	195,579
Occupancy	235,979	202,627	199,567
Equipment	111,560	118,280	118,947
Data processing	132,209	126,552	113,260
Other operating	828,608	695,904	618,214
Total noninterest expense	3,575,775	2,805,959	2,479,422
Income before income taxes	1,716,590	1,254,844	694,878
Income taxes	577,651	438,203	224,616
Net income	$ 1,138,939	$ 816,641	$ 470,262
Basic earnings per common share	$ 0.44	$ 0.38	$ 0.29
Diluted earnings per common share	$ 0.44	$ 0.38	$ 0.28

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Changes in Stockholders' Equity

	Common stock Shares	Common stock Par value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income
Balance, December 31, 2002	286,631.5	$ 2,866,315	$ 2,600,000	$ 127,091	$ 93,187	
Capital Offering	299,000.0	2,990,000	3,924,156	-	-	
Net income	-	-	-	470,262	-	$ 470,262
Unrealized gain (loss) on securities available for sale, net of income taxes of $87,823	-	-	-	-	(163,101)	(163,101)
Comprehensive income	-	-	-	-	-	$ 307,161
Exchange of $10 par value shares for $.01 par value shares	-	(5,850,459)	5,850,459	-	-	
Stock split effected in the form of a 200% stock dividend	1,171,263.0	11,713	(11,713)	-	-	
Cash dividend $0.075 per share	-	-	-	(80,257)	-	
Balance, December 31, 2003	1,756,894.5	17,569	12,362,902	517,096	(69,914)	
Net income	-	-	-	816,641	-	$ 816,641
Unrealized gain (loss) on securities available for sale, net of income taxes of $11,024	-	-	-	-	(20,472)	(20,472)
Comprehensive income	-	-	-	-	-	$ 796,169
Cash dividend $0.10 per share	-	-	-	(213,032)	-	
Stock options exercised	19,500.0	195	83,327	-	-	
Balance, December 31, 2004	1,776,394.5	17,764	12,446,229	1,120,705	(90,386)	
Capital Offering	2,096,538.0	20,965	19,156,542			
Net income	-	-	-	1,138,939	-	$ 1,138,939
Unrealized gain (loss) on securities available for sale, net of income taxes of $109,345	-	-	-	-	(164,204)	(164,204)
Comprehensive income	-	-	-	-	-	$ 974,735
Cash dividend $0.10 per share	-	-	-	(267,207)	-	
Stock split effected in the form of a 20% stock dividend	355,266.0	3,553	(3,553)	(136)		
Stock options exercised	20,700.0	207	136,409	-	-	
Balance, December 31, 2005	4,248,898.5	$ 42,489	$ 31,735,627	$ 1,992,301	$ (254,590)	

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31,	2005	2004	2003
Cash flows from operating activities			
Interest received	$ 6,821,355	$ 4,722,940	$ 4,041,277
Fees and commissions received	620,926	554,201	448,720
Interest paid	(1,964,405)	(1,139,764)	(1,359,219)
Cash paid to suppliers and employees	(3,492,512)	(2,668,340)	(2,172,857)
Income taxes paid	(632,947)	(400,677)	(101,064)
	1,352,417	1,068,360	856,857
Cash flows from investing activities			
Purchase of investment securities			
Held to maturity	-	(842,422)	(2,504,375)
Available for sale	-	(1,253,113)	(15,888,784)
Proceeds from disposal of investment securities			
Held to maturity at maturity or call	-	440,000	4,000,000
Held to maturity sold	-	-	1,040,000
Available for sale at maturity or call	1,409,104	2,983,820	11,464,166
Available for sale sold	-	-	1,249,275
Loans made, net of principal collected	(22,900,811)	(22,081,500)	(16,583,046)
Purchase of equity securities	(22,800)	(261,500)	(444,700)
Investment in bank owned life insurance (BOLI)	(3,324,660)	-	-
Investment in real estate, LLC	(287,500)	(550,000)	-
(Purchase) redemption of certificates of deposit	300,000	400,000	(100,000)
Purchase of premises and equipment and software	(247,648)	(221,166)	(544,253)
Proceeds from sale of premises and equipment	-	21,000	-
	(25,074,315)	(21,364,881)	(18,311,717)
Cash flows from financing activities			
Net increase (decrease) in			
Time deposits	19,383,732	11,162,317	(910,139)
Other deposits	11,322,752	8,477,720	7,978,892
Net increase in short-term borrowings	4,655,494	1,637,012	3,000,000
Increase in long-term borrowings	-	2,000,000	-
Proceeds from stock options exercised	90,493	73,200	-
Proceeds from stock offering	19,177,507	-	6,914,156
Dividends paid	(267,343)	(213,032)	(80,257)
	54,362,635	23,137,217	16,902,652
Net increase (decrease) in cash and cash equivalents	30,640,737	2,840,696	(552,208)
Cash and cash equivalents at beginning of year	9,320,643	6,479,947	7,032,155
Cash and cash equivalents at end of year	$ 39,961,380	$ 9,320,643	$ 6,479,947

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31,	2005	2004	2003
Reconciliation of net income to net cash provided by operating activities			
Net income	$ 1,138,939	$ 816,641	$ 470,262
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	155,795	149,709	152,312
Provision for loan losses	204,000	220,000	162,000
Gain on disposal of securities	-	-	(88,359)
Loss on sale of equipment	-	964	-
Change in deferred loan fees net of costs	(47,681)	(125,700)	(37,858)
Amortization of premium and discounts	4,492	8,847	30,963
Deferred income taxes	(2,595)	(16,774)	(7,123)
Increase (decrease) in accrued interest payable and other liabilities	121,135	89,808	115,310
Decrease (increase) in accrued interest receivable and other assets	(221,732)	(75,135)	59,350
Loss on real estate, LLC	64	-	-
	$ 1,352,417	$ 1,068,360	$ 856,857

The accompanying notes are an integral part of these consolidated financial statements

1. Organization

Old Line Bancshares, Inc. ("Bancshares") was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank ("Bank"). On May 22, 2003, the stockholders of Old Line Bank approved an Agreement and Plan of Reorganization and Articles of Share Exchange pursuant to which (i) Old Line Bank would become a wholly-owned subsidiary of Old Line Bancshares, Inc., and (ii) each outstanding share (or fraction thereof) of Old Line Bank common stock would be converted into one share (or fraction thereof) of Old Line Bancshares, Inc. common stock, and the former holders of Old Line Bank common stock would become the holders of all the outstanding shares of Old Line Bancshares, Inc. common stock. The reorganization became effective at 12:01 a.m. on September 15, 2003.

The reorganization was accounted for in a manner similar to that for a pooling of interests. Under this accounting treatment, the net assets and liabilities of Old Line Bank were recorded as the asset of Old Line Bancshares, Inc. (investment in subsidiary) at book value, and the stockholders' equity account of Old Line Bancshares, Inc. equals the stockholders' equity account of Old Line Bank. As part of this reorganization, $500,000 was transferred from Old Line Bank to fund the expenses associated with the holding company formation and other anticipated holding company expenses.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation-The accompanying consolidated financial statements include the activity of Old Line Bancshares, Inc. and its wholly owned subsidiary, Old Line Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Business-Old Line Bank is a full service commercial bank operating in the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's and Charles. The Bank offers deposit services and loans to individuals, small businesses, associations and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders and travelers cheques. The Bank also offers credit card services.

Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and cash equivalents-For purposes of the consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities-As securities are purchased, management determines if the securities should be classified as held to maturity, available for sale or trading. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis. Management has not identified any investment securities as trading.

2. Summary of Significant Accounting Policies (Continued)

In the second quarter of 2003, Old Line Bank sold $1 million in investments that were previously classified as held-to-maturity. As required under Statement of Financial Accounting Standards (SFAS) No. 115, all securities held at that time and previously classified as held to maturity were reclassified as available-for-sale.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Stock options-The Company accounts for stock options under Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Options Issued to Employees*. Accordingly, no compensation has been recognized for the stock options granted. SFAS No. 123, *Accounting for Stock-Based Compensation* was issued in October 1995 and revised in December 2004 to establish accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 requires measurement of compensation expense provided by stock-based plans using a fair value based method of accounting, and recognition of compensation expense in the statement of income for years beginning after December 15, 2005.

Had compensation been determined in accordance with the provisions of SFAS No. 123, the Bank's net income and earnings per share would have been reduced to the following pro forma amounts:

December 31,	2005	2004	2003
Net income			
As reported	$ 1,138,939	$ 816,641	$ 470,262
Stock-based employee compensation expense	(100,614)	(59,200)	(35,770)
Income tax benefit of employee compensation expense	11,619	22,863	13,814
Pro forma	$ 1,049,944	$ 780,304	$ 448,306
Basic earnings per share			
As reported	$ 0.44	$ 0.38	$ 0.29
Pro forma	0.41	0.37	0.27
Diluted earnings per share			
As reported	$ 0.44	$ 0.38	$ 0.28
Pro forma	0.41	0.36	0.27

Bank premises and equipment-Bank premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method.

Investment in real estate LLC-On July 22, 2004, Bancshares executed an Operating Agreement as a member to establish Pointer Ridge Office Investment, LLC ("Pointer Ridge"). The purpose of Pointer Ridge is to acquire, own, hold for profit, sell, assign, transfer, operate, lease, develop, mortgage, refinance, pledge and otherwise deal with real property located at the intersection of Pointer Ridge Road and Route 301 in Bowie, Md. Pointer Ridge has acquired the property and is currently having a commercial office building constructed. Bancshares plans to lease approximately 50% of this building for its main office and a branch of Old Line Bank. Bancshares ownership percentage is 50% and four other members hold the remaining 50% ownership. Bancshares records this investment on the equity method.

Foreclosed real estate-Real estate acquired through foreclosure is recorded at the lower of cost or fair market value on the date acquired. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated value of the property are included in non-interest expense.

2. Summary of Significant Accounting Policies (Continued)

Advertising-Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Loans and allowance for loan losses-Loans are stated at face value plus deferred origination costs, less deferred origination fees and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Origination fees and costs are amortized to income over the terms of the loans using an approximate interest method.

The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full.

Loans are considered impaired when, based on current information, management considers it unlikely that the collection of principal and interest payments will be made according to contractual terms.

Generally, loans are not reviewed for impairment until the accrual of interest has been discontinued. If collection of principal is evaluated as doubtful, all payments are applied to principal.

The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality, and review of specific problem areas. If the current economy or real estate market were to suffer a severe downturn, the estimate for uncollectible accounts would need to be increased. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

Income taxes-The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense and tax benefits are allocated to the Bank and Bancshares based on their proportional share of taxable income.

Earnings per share-Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding giving retroactive affect to the stock dividends.

Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

December 31,	2005	2004	2003
Weighted average number of shares	2,559,627.1	2,127,837.4	1,636,426.8
Dilutive average number of shares	25,543.0	36,078.0	37,933.2

2. Summary of Significant Accounting Policies (Continued)

Comprehensive income-Comprehensive income includes net income and the unrealized gain (loss) on investment securities available for sale net of related income taxes.

Reclassifications-Management has re-classified revenue from advances on construction loans to interest revenue. In 2005, management determined that this revenue relates more to the use of funds than to the commitment to make such funds available. The amounts reclassified were $71,598, and $63,662 for the years ended December 31, 2004 and 2003, respectively.

3. Cash and Equivalents

The Bank may carry balances with other banks that exceed the federally insured limit. The average balance in 2005, 2004 and 2003 did not exceed the federally insured limit. The Bank also sells federal funds on an unsecured basis to the same banks. The average balance sold was $18,195,459, $4,055,755 and $7,990,556, in 2005, 2004, and 2003, respectively.

Banks are required to carry non-interest-bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

4. Investment Securities

Investment securities are summarized as follows:

December 31, 2005	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. Treasury	$ 1,998,232	$ -	$ (53,232)	$ 1,945,000
U. S. government agency	7,391,453	-	(243,647)	7,147,806
State, county, and municipal	3,153,183	3,327	(64,065)	3,092,445
Mortgage-backed	1,798,020	-	(57,160)	1,740,860
	$ 14,340,888	$ 3,327	$ (418,104)	$ 13,926,111
Held to maturity				
U. S. Treasury	$ 2,002,061	$ -	$ (54,014)	$ 1,948,047
State, county, and municipal	201,384	-	(3,788)	197,596
	$ 2,203,445	$ -	$ (57,802)	$ 2,145,643
December 31, 2004				
Available for sale				
U. S. Treasury	$ 1,997,721	$ -	$ (17,408)	$ 1,980,313
U. S. government agency	7,885,261	191	(107,612)	7,777,840
State, county, and municipal	3,314,167	30,341	(22,006)	3,322,502
Mortgage-backed	2,556,491	749	(25,484)	2,531,756
	$ 15,753,640	$ 31,281	$ (172,510)	$ 15,612,411
Held to maturity				
U. S. Treasury	$ 2,002,773	$ 7,567	$ (12,449)	$ 1,997,891
State, county, and municipal	201,517	-	(4,702)	196,815
	$ 2,204,290	$ 7,567	$ (17,151)	$ 2,194,706
December 31, 2003				
Available for sale				
U. S. Treasury	$ 1,497,209	$ 5,837	$ -	$ 1,503,046
U. S. government agency	9,379,090	12,606	59,491	9,332,205
State, county, and municipal	3,067,857	49,763	19,182	3,098,438
Mortgage-backed	3,547,095	3,105	102,370	3,447,830
	$ 17,491,251	$ 71,311	$ 181,043	$ 17,381,519
Held to maturity				
U. S. Treasury	$ 1,803,812	$ 7,569	$ -	$ 1,811,381

4. Investment Securities (Continued)

The table below summarizes investment securities with unrealized losses as of December 31, 2005:

December 31, 2005	Fair Value	Unrealized Losses
Losses less than 12 months		
U.S. Treasury	$ 492,031	$ 7,435
U.S. government agency	-	-
State, county, and municipal	1,933,648	32,394
Mortgage-backed	326,322	10,939
Total less than 12 months	**$ 2,752,001**	**$ 50,768**
Losses greater than 12 months		
U.S. Treasury	$ 3,401,016	$ 99,811
U.S. government agency	7,147,806	243,647
State, county, and municipal	850,779	35,459
Mortgage-backed	1,414,537	46,221
Total greater than 12 months	**$ 12,814,138**	**$ 425,138**
Total losses		
U.S. Treasury	$ 3,893,047	$ 107,246
U.S. government agency	7,147,806	243,647
State, county, and municipal	2,784,427	67,853
Mortgage-backed	1,740,859	57,160
Total losses	**$ 15,566,139**	**$ 475,906**

All unrealized losses on securities as of December 31, 2005 are considered to be temporary losses because each security will be redeemed at face value at or prior to maturity. In most cases, a temporary impairment in value is caused by market interest rate fluctuations. The Bank has the intent and the ability to hold these securities until recovery or maturity.

4. Investment Securities (Continued)

There were no sales of securities in 2005 and 2004. During 2003, proceeds from sales of investment securities were $2,289,275 resulting in gross gains of $88,359. The unrealized gain on investment securities included in comprehensive income is reported net of these realized gains.

Contractual maturities and pledged securities at December 31, 2005, 2004, and 2003, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		*Held to Maturity*	
December 31, 2005	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	$ 2,117,990	$ 2,078,615	$ -	$ -
Over one to five years	11,191,747	10,834,907	2,002,061	1,948,047
Over five to ten years	1,031,151	1,012,589	-	-
Over ten years	-	-	201,384	197,596
	$ 14,340,888	$ 13,926,111	$ 2,203,445	$ 2,145,643
Pledged securities	$ 11,829,113	$ 11,463,555		
December 31, 2004				
Maturing				
Within one year	$ 575,557	$ 575,035	$ -	$ -
Over one to five years	11,789,877	11,668,087	2,002,773	1,997,891
Over five to ten years	3,388,206	3,369,289	-	-
Over ten years	-	-	201,517	196,815
	$ 15,753,640	$ 15,612,411	$ 2,204,290	$ 2,194,706
Pledged securities	$ 12,824,536	$ 12,686,914		
December 31, 2003				
Maturing				
Within one year	$ 1,091,411	$ 997,674	$ 299,475	$ 299,662
Over one to five years	9,723,800	9,735,006	1,504,337	1,511,719
Over five to ten years	6,676,040	6,648,839	-	-
	$ 17,491,251	$ 17,381,519	$ 1,803,812	$ 1,811,381
Pledged securities	$ 7,498,999	$ 7,450,798		

Securities are pledged to secure a line of credit from the Federal Home Loan Bank.

5. Credit Commitments

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of customers. These financial instruments include commitments to extend credit, available credit lines and standby letters of credit.

December 31,	2005	2004	2003
Commitments to extend credit and available credit lines:			
Commercial	$ 5,224,841	$ 2,895,972	$ 1,394,609
Real estate-undisbursed development and construction	13,921,598	7,418,916	3,931,474
Real estate-undisbursed home equity lines of credit	4,885,663	3,426,235	2,686,224
	$ 24,032,102	$ 13,741,123	$ 8,012,307
Standby letters of credit	$ 1,807,337	$ 1,307,459	$ 316,705

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss it would incur by funding its outstanding commitments.

6. Loans

Major classifications of loans are as follows:

December 31,	2005	2004	2003
Real estate			
Commercial	$ 48,529,784	$ 34,299,921	$ 26,858,597
Construction	4,822,858	6,550,550	1,761,724
Residential	9,767,561	8,530,410	3,641,498
Commercial	18,871,232	11,190,012	8,250,958
Installment	22,841,848	21,355,734	19,355,178
	104,833,283	81,926,627	59,867,955
Allowance for loan losses	(954,706)	(744,862)	(547,690)
Net deferred loan fees and (costs)	370,806	323,125	197,425
	$ 104,249,383	$ 81,504,890	$ 59,517,690

The maturity and rate repricing distribution of the loan portfolio follows:

December 31,	2005	2004	2003
Maturing/repricing within one year	$ 41,870,249	$ 34,943,883	$ 22,589,080
Maturing/repricing over one to five years	36,182,828	22,861,858	14,373,242
Maturing/repricing over five years	26,780,205	24,120,886	22,905,633
	$ 104,833,282	$ 81,926,627	$ 59,867,955

No loans were 90 days or more past due or considered impaired at December 31, 2005, 2004 and 2003.

Transactions in the allowance for loan losses were as follows:

December 31,	2005	2004	2003
Beginning balance	$ 744,862	$ 547,690	$ 389,553
Provisions charged to operations	204,000	220,000	162,000
Recoveries	5,979	16,179	12,691
	954,841	783,869	564,244
Loans charged off	135	39,007	16,554
Ending balance	$ 954,706	$ 744,862	$ 547,690

The Bank makes loans to customers located in the Maryland suburbs of Washington D.C. Although the loan portfolio is diversified, the regional economy will influence its performance.

7. Restricted Equity Securities

Restricted equity securities were as follows:

December 31,	2005	2004	2003
Federal Reserve Bank stock	$ 356,450	$ 356,450	$ 356,450
Atlantic Central Bankers Bank stock	12,000	12,000	12,000
Federal Home Loan Bank stock	559,300	511,500	350,000
Maryland Financial Bank stock	175,000	200,000	100,000
Total	$ 1,102,750	$ 1,079,950	$ 818,450

8. Bank Premises and Equipment

A summary of bank premises and equipment and the related depreciation follows:

December 31,	Useful lives	2005	2004	2003
Land		$ 487,673	$ 487,673	$ 487,673
Building	50 years	1,264,831	1,264,831	1,201,361
Leasehold improvements	5-30 years	601,388	523,019	469,144
Furniture and equipment	5-7 years	897,688	767,515	738,372
		3,251,580	3,043,038	2,896,550
Accumulated depreciation		814,928	690,690	616,881
Net bank premises and equipment		$ 2,436,652	$ 2,352,348	$ 2,279,669
Depreciation expense		$ 124,238	$ 123,673	$ 126,067

Computer software included in other assets, and related amortization, are as follows:

Cost	3 years	$ 240,542	$ 201,436	$ 198,586
Accumulated amortization		179,660	148,103	122,066
Net computer software		$ 60,882	$ 53,333	$ 76,520
Amortization expense		$ 31,557	$ 26,036	$ 26,245

9. Deposits

Major classifications of interest bearing deposits are as follows:

December 31,	2005	2004	2003
Money market and NOW	$ 25,254,627	$ 16,475,269	$ 13,834,126
Savings	8,202,848	10,652,997	10,338,384
Other time-$100,000 and over	25,338,694	17,269,348	7,669,333
Other time	30,457,572	19,143,186	17,580,884
	$ 89,253,741	$ 63,540,800	$ 49,422,727

9. Deposits (Continued)

Time deposits mature as follows:

December 31,	2005	2004	2003
Within one year	$ 16,329,558	$ 10,636,468	$ 13,291,356
Over one to two years	14,398,127	9,445,817	6,097,076
Over two to three years	7,273,043	5,430,631	3,160,300
Over three to four years	17,795,538	10,899,618	1,008,669
Over four to five years	-	-	1,692,816
	$ 55,796,266	$ 36,412,534	$ 25,250,217

Interest on deposits for the years ended December 31, 2005, 2004, and 2003 consisted of the following:

December 31,	2005	2004	2003
Money market and NOW	$ 156,523	$ 81,213	$ 74,869
Savings	47,168	51,648	59,969
Time deposits - $100,000 and over	742,234	358,154	290,451
Other time deposits	844,770	442,543	638,110
	$ 1,790,695	$ 933,557	$ 1,063,399

10. Short-Term Borrowings

The Bank has available lines of credit including overnight federal funds and reverse repurchase agreements from its correspondent banks totaling $14,500,000 as of December 31, 2005. The Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta (FHLB) of $42,680,000 of which the Bank had borrowed $6,000,000 as of December 31, 2005 as outlined below.

Short-term borrowings consist of promissory notes sold to the Bank's customers and federal funds purchased. The short-term promissory notes are sold to the Bank's customers, reprice daily and have maturities of 270 days or less. Federal funds purchased are unsecured, overnight borrowings from other financial institutions.

10. Short-Term Borrowings (Continued)

Information relating to short-term borrowings is a follows:

December 31,	2005		2004		2003	
	Amount	Rate	Amount	Rate	Amount	Rate
Amount outstanding at year-end						
Short-term promissory notes	$ 9,292,506	2.02%	$ 3,637,012	0.77%	$ -	
FHLB federal funds purchased	-		1,000,000	1.64%	3,000,000	1.24%
Total	9,292,506		4,637,012		3,000,000	
Average for the Year						
Short-term promissory notes	6,616,011	1.60%	115,320	0.74%	-	
FHLB federal funds purchased	8,219	1.65%	85,117	1.74%	53,425	1.00%
Total	$ 6,624,230		$ 200,437		$ 53,425	

11. Long-Term Borrowings

At December 31, 2005, the Bank had two long-term advances from the Federal Home Loan Bank (FHLB) totaling $6,000,000.

The 1.79% FHLB borrowings in the amount of $2,000,000 are due March 17, 2009. Interest is payable March 17, June 17, September 17 and December 17, of each year. Effective March 16, 2006 and any payment date thereafter, the FHLB has the option to convert the interest rate into a three (3) month LIBOR based floating rate.

The 4.80% FHLB borrowings in the amount of $4,000,000 are due on January 3, 2011. Interest is payable January 3, April 3, July 3, and October 3 of each year. Effective January 3, 2002 and any payment date thereafter, the FHLB has the option to convert the interest rate into a three (3) month LIBOR based floating rate.

December 31,	2005		2004		2003	
	Amount	Rate	Amount	Rate	Amount	Rate
Amount outstanding at year-end						
FHLB advance due 2009	$ 2,000,000	1.79%	$ 2,000,000	1.79%	$ -	
FHLB advance due 2011	4,000,000	4.80%	4,000,000	4.80%	4,000,000	4.80%
Total	6,000,000		6,000,000		4,000,000	
Average for the Year						
FHLB advance due 2009	2,000,000	1.79%	1,836,066	1.78%	-	
FHLB advance due 2011	4,000,000	4.80%	4,000,000	4.80%	4,000,000	4.80%
Total	6,000,000		5,836,066		$ 4,000,000	

12. Related Party Transactions

The Bank has entered into various transactions with firms in which owners are also members of the Board of Directors. Fees charged for these services are at similar rates charged by unrelated parties for similar work. Amounts paid to these related parties totaled $10,248, $6,886, and $10,159 during the years ended December 31, 2005, 2004, and 2003, respectively. Bancshares has an $837,436 investment in Pointer Ridge. Frank Lucente, a director of Bancshares and the Bank, controls twenty five percent of Pointer Ridge.

Loans made to officers and directors or their affiliated companies totaled $4,748,281, $2,888,793, and $1,959,356, at December 31, 2005, 2004, and 2003, respectively. The directors and officers and their affiliated companies maintained deposits with the Bank of $10,814,062, $7,992,743, and $6,149,089 at December 31, 2005, 2004, and 2003, respectively. In the opinion of management, these transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

The schedule below summarizes changes in amounts of loans outstanding to executive officers and directors or their affiliated companies:

December 31,	2005	2004	2003
Balance at beginning of year	$ 2,888,793	$ 1,959,356	$ 1,484,469
Additions	3,888,529	2,661,910	3,486,164
Repayments	(2,029,041)	(1,732,473)	(3,011,277)
Balance at end of year	$ 4,748,281	$ 2,888,793	$ 1,959,356

13. Income Taxes

The components of income tax are as follows:

December 31,	2005	2004	2003
Current			
Federal	$ 505,213	$ 386,878	$ 203,708
State	75,033	68,099	28,031
	580,246	454,977	231,739
Deferred	(2,595)	(16,774)	(7,123)
	$ 577,651	$ 438,203	$ 224,616

13. Income Taxes (Continued)

The components of the deferred income taxes are as follows:

December 31,	2005	2004	2003
Provision for loan losses	$ (79,083)	$ (75,849)	$ (75,018)
Organizational costs	5,897	5,897	(28,013)
Deferred loan origination fees and cost, net	55,047	38,251	34,951
Depreciation	15,544	14,927	60,957
Operating loss carryover	-	-	-
	$ (2,595)	$ (16,774)	$ (7,123)

The components of the net deferred tax assets are as follows:

December 31,	2005	2004	2003
Deferred tax assets			
Allowance for loan losses	$ 332,420	$ 253,337	$ 177,488
Organization costs	16,219	22,116	28,013
Net unrealized loss on securities available for sale	160,187	50,842	39,818
	508,826	326,295	245,319
Deferred tax liabilities			
Deferred loan origination costs	192,069	137,022	98,771
Depreciation	116,094	100,550	85,623
	308,163	237,572	184,394
Net deferred tax asset	$ 200,663	$ 88,723	$ 60,925

The differences between the federal income tax rate of 34 percent and the effective tax rate for the Bank are reconciled as follows:

December 31,	2005	2004	2003
Statutory federal income tax rate	34.0 %	34.0 %	34.0 %
Increase (decrease) resulting from			
State income taxes, net of federal income tax benefit	2.8	3.1	1.9
Tax exempt income	(2.1)	(2.6)	(3.9)
Nondeductible expenses	0.5	0.3	0.3
Bank owned life insurance	(1.5)	-	-
Other	-	0.1	-
Effective tax rate	33.7 %	34.9 %	32.3 %

14. Retirement Plan

The Bank maintains a 401(k) profit sharing plan for employees who meet the eligibility requirements set forth in the plan. Pursuant to the plan, which was amended in March 2003 and effective January 1, 2003, the Bank matches the first 3% of employee contributions to the plan and 50% of the next 2% of employee contributions, for a maximum required contribution of 4% of employee eligible compensation. This plan, which covers substantially all employees, allows for elective employee deferrals. The Bank's contributions to the plan for 2005, 2004, and 2003, were $57,641, $42,623, and $37,716, respectively.

15. Capital Standards

The Federal Deposit Insurance Corporation has adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. As of December 31, 2005, 2004, and 2003, the capital ratios and minimum capital requirements are as follows:

(in thousands)	Actual		Minimum capital adequacy		To be well capitalized	
December 31, 2005	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Consolidated	$ 34,726	28.3%	$ 9,826	8.0%	$ 12,283	10.0%
Old Line Bank	$ 30,254	24.8%	$ 9,766	8.0%	$ 12,208	10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 33,771	27.5%	$ 4,913	4.0%	$ 7,370	6.0%
Old Line Bank.	$ 29,299	24.0%	$ 4,883	4.0%	$ 7,325	6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 33,771	21.5%	$ 6,292	4.0%	$ 7,865	5.0%
Old Line Bank	$ 29,299	18.7%	$ 6,268	4.0%	$ 7,835	5.0%
December 31, 2004	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Consolidated	$ 14,330	16.3%	$ 7,050	8.0%	$ 8,813	10.0%
Old Line Bank	$ 13,662	15.5%	$ 7,050	8.0%	$ 8,813	10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 13,585	15.4%	$ 3,525	4.0%	$ 5,288	6.0%
Old Line Bank.	$ 12,917	14.7%	$ 3,525	4.0%	$ 5,288	6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 13,585	12.7%	$ 4,272	4.0%	$ 5,340	5.0%
Old Line Bank	$ 12,917	12.1%	$ 4,257	4.0%	$ 5,321	5.0%
December 31, 2003	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Consolidated	$ 13,445	20.2%	$ 5,326	8.0%	$ 6,657	10.0%
Old Line Bank	$ 13,002	19.6%	$ 5,312	8.0%	$ 6,639	10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 12,898	19.4%	$ 2,663	4.0%	$ 3,994	6.0%
Old Line Bank.	$ 12,455	18.8%	$ 2,656	4.0%	$ 3,984	6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 12,898	14.7%	$ 3,514	4.0%	$ 4,392	5.0%
Old Line Bank	$ 12,455	14.2%	$ 3,506	4.0%	$ 4,383	5.0%

15. Capital Standards (Continued)

Tier 1 capital consists of common stock, surplus, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirement could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

16. Commitments and Contingencies

The Bank leases three branch locations under operating lease agreements expiring through 2015. Each of the leases provides extension options. The approximate future minimum lease commitments under the operating leases as of December 31, 2005, are as follows:

Year	Amount
2006	$ 110,847
2007	197,940
2008	236,960
2009	213,685
2010	178,688
Remaining	1,089,422
	$ 2,027,542

Rent expense was $87,821, $74,463, and $81,056 for the years ended December 31, 2005, 2004, and 2003, respectively. During the 2nd quarter of 2006, Old Line Bank plans to move its main headquarters and open a branch location in an office building owned by Pointer Ridge. Old Line Bank has not finalized its lease agreement(s) with Pointer Ridge for these facilities.

On November 3, 2005, Pointer Ridge entered into a loan agreement with an unrelated bank, pursuant to which the bank agreed to make a construction loan to Pointer Ridge in a principal amount not to exceed $5.8 million to finance the construction of the commercial office building. Pursuant to the terms of a guaranty between the bank and Old Line Bancshares, Inc. dated November 3, 2005, Old Line Bancshares, Inc. has guaranteed the construction of the building in accordance with the terms of the loan agreement and has guaranteed the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building. At December 31, 2005, Pointer Ridge had borrowed $1.8 million under the loan agreement at an interest rate of 6.22%.

In the normal course of business the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank's financial statements.

17. Fair Value of Financial Instruments

The estimated fair values of financial instruments equal the carrying value of the instruments except as noted.

Time Deposits-The fair value of time deposits with other banks is an estimate by discounting future cash flows using current rates offered for deposits of similar remaining maturities.

Investment Securities-The fair values of investment securities available for sale and held to maturity are based upon quoted market prices or dealer quotes.

Loans-The fair value of loans is an estimate determined by discounting future cash flows using current rates for which similar loans would be made to borrowers with similar credit histories.

Deposits-The fair value of demand deposits and savings accounts is the amount payable on demand. The fair value of fixed maturity certificates of deposit is an estimate using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds-The fair value of long-term FHLB advances is estimated by discounting the value of contractual cash flows using rates currently offered for advances with similar terms and remaining maturities.

	December 31, 2005		December 31, 2004		December 31, 2003	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets						
Time deposits	$ -	$ -	$ 300,000	$ 301,469	$ 700,000	$ 713,092
Investment securities	16,129,556	16,071,754	17,816,701	17,807,117	19,185,331	19,192,900
Loans	104,249,383	102,750,575	81,504,890	81,800,291	59,517,690	60,257,105
Financial liabilities						
Interest bearing deposits	$ 89,253,741	$ 89,136,186	$ 63,540,800	$ 63,618,816	$ 49,422,727	$ 50,097,561
Long term borrowings	6,000,000	5,738,859	6,000,000	6,024,540	4,000,000	4,150,607

18. Other Operating Expenses

Other operating expenses that are significant are as follows:

Year Ended December 31,	2005	2004	2003
Director fees	$ 107,700	$ 93,359	$ 53,499
Branch security costs	27,743	34,042	58,726
Audit & exam fees	62,000	60,000	74,884
Organizational & legal expenses	36,590	41,673	86,726
Other	594,571	466,830	344,379
Total	$ 828,604	$ 695,904	$ 618,214

19. Parent Company Financial Information

The balance sheet, statement of income, and statement of cash flows for Old Line Bancshares, Inc. (Parent Company) follow:

December 31,	2005	2004	2003
Assets			
Cash and due from banks	$ 3,591,373	$ 47,715	$ 113,908
Investment securities held to maturity	-	-	299,475
Investment in real estate, LLC	837,436	550,000	-
Investment in Old Line Bank	29,043,818	12,826,689	12,384,821
Deferred income taxes	16,219	22,116	28,013
Other assets	60,523	47,912	1,437
	$ 33,549,369	$ 13,494,432	$ 12,827,654
Liabilities and Stockholders' Equity			
Accounts payable	$ 33,542	$ 120	$ -
Stockholders' equity			
Common stock	$ 42,489	$ 17,764	$ 17,569
Paid-in-capital	31,735,627	12,446,229	12,362,902
Retained earnings	1,992,301	1,120,705	517,097
	33,770,417	13,584,698	12,897,568
Accumulated other comprehensive income	(254,590)	(90,386)	(69,914)
	33,515,827	13,494,312	12,827,654
	$ 33,549,369	$ 13,494,432	$ 12,827,654

19. Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.
Statement of Income

Years Ended December 31,	2005	2004	2003
Interest and dividend revenue			
Distribution from bank	$ 467,342	$ 413,032	$ -
U.S. Treasury securities	-	602	109
Interest on money market and certificates of deposit	76,632	4,910	-
Total interest and dividend revenue	$ 543,974	$ 418,544	$ 109
Operating Expenses			
Organizational expense	-	-	86,726
Other operating	111,082	94,499	-
Total operating expenses	111,082	94,499	86,726
Income before income taxes	432,892	324,045	(86,617)
Income tax benefit	(11,713)	(30,256)	(29,450)
	444,605	354,301	(57,167)
Undistributed net income of bank	694,333	462,340	527,429
Net income	$ 1,138,938	$ 816,641	$ 470,262

19. Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.
Statement of Cash Flows

Years Ended December 31,	2005	2004	2003
Cash flows from operating activities			
Interest and dividends received	$ 543,974	$ 417,892	$ -
Income taxes	51,122	-	-
Cash paid for operating expenses	(77,595)	(94,379)	(86,726)
	517,501	323,513	(86,726)
Cash flows from investing activities			
Purchase of investment securities held to maturity	-	(139,874)	(499,366)
Proceeds from maturity of investment securities held to maturity	-	440,000	200,000
Purchase (redemption) of certificates of deposit	-	-	-
Investment in bank	(15,687,000)	-	-
Investment in real estate, LLC	(287,500)	(550,000)	-
	(15,974,500)	(249,874)	(299,366)
Cash flows from financing activities			
Proceeds from stock options exercised	90,493	73,200	-
Proceeds from stock offering	19,177,507	-	-
Dividends paid	(267,343)	(213,032)	-
Cash from Bank at reorganization	-	-	500,000
	19,000,657	(139,832)	500,000
Net increase (decrease) in cash	3,543,658	(66,193)	113,908
Cash and cash equivalents at beginning of year	47,715	113,908	-
Cash and cash equivalents at end of year	$ 3,591,373	$ 47,715	$ 113,908
Reconciliation of net income to net cash provided by operating activities			
Net income	$ 1,138,939	$ 816,641	$ 470,262
Adjustment to reconcile net income to net cash used in operating activities			
Undistributed net income of subsidiary	(694,333)	(462,340)	(527,429)
Accretion of discount on debt securities	-	(652)	(109)
(Increase) decrease in deferred income taxes	5,897	5,897	(28,013)
Loss on real estate, LLC	64	-	-
Increase in other liabilities	33,422	120	-
Income tax benefit	33,512	(36,153)	(1,437)
	$ 517,501	$ 323,513	$ (86,726)

20. Stockholder's Equity

Stock Options

A summary of the status of the outstanding options follows:

	2005		2004		2003	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average se price
Outstanding, beginning of year	114,420	$ 6.62	107,100	$ 4.93	88,200	$ 3.81
Options granted	79,800	10.35	30,720	9.83	18,900	9.58
Options exercised	(20,700)	4.37	(23,400)	3.13	-	-
Options expired	(900)	9.58	-	-	-	-
Outstanding, end of year	172,620	$ 8.60	114,420	$ 6.62	107,100	$ 4.93

	Outstanding options			Options exercisable	
Exercise price	Number outstanding at December 31, 2005	Weighted average remaining term	Weighted average exercise price	Number outstanding at December 31, 2005	Weighted average exercise price
$3.33-$4.17	15,300	4.06	$ 3.56	15,300	$ 3.56
$4.18-$5.00	29,700	4.88	4.67	29,700	4.67
$9.58-$10.00	47,820	8.65	9.74	41,580	9.73
$10.01-$10.50	79,800	9.83	10.35	29,667	4.03
	172,620	8.14	$ 8.60	116,247	$ 7.79

The weighted average fair value of options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Dividend yield	0.96%	1.02%	0.81%
Risk-free interest rate	4.39%	4.22%	3.27%
Expected volatility	22.27%	25.10%	25.10%
Expected life in years	9.83	10	10

Preferred stock

Bancshares is authorized to issue up to 1,000,000 shares of preferred stock with a par value of one cent per share.

21. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations

Three months ended

2005	December 31,	September 30,	June 30,	March 31,
	(Dollars in thousands except per share data)			
Interest income	$ 2,126	$ 1,800	$ 1,621	$ 1,456
Interest expense	666	580	471	411
Net interest income	1,460	1,220	1,150	1,045
Provision for loan losses	39	40	75	50
Net income	388	281	243	227
Earnings per share-basic	0.10	0.13	0.11	0.11
Earnings per share-diluted	0.10	0.13	0.11	0.10
2004				
Interest income	$ 1,366	$ 1,283	$ 1,130	$ 1,111
Interest expense	312	288	283	280
Net interest income	1,054	995	847	831
Provision for loan losses	45	85	45	45
Net income	248	239	150	180
Earnings per share-basic	0.12	0.11	0.07	0.08
Earnings per share-diluted	0.12	0.11	0.07	0.08
2003				
Interest income	$ 1,066	$ 1,045	$ 974	$ 973
Interest expense	279	311	328	341
Net interest income	787	734	646	632
Provision for loan losses	36	48	42	36
Net income	132	76	135	127
Earnings per share-basic	0.07	0.03	0.12	0.13
Earnings per share-diluted	0.06	0.03	0.12	0.12

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

There were no disagreements with accountants on accounting matters and financial disclosures for the reporting periods presented.

Item 8A. Controls and Procedures

As of the end of the period covered by this annual report on Form 10-KSB, Old Line Bancshares, Inc.'s Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of Old Line Bancshares, Inc.'s disclosure controls and procedures. Based upon that evaluation, Old Line Bancshares, Inc.'s Chief Executive Officer and Chief Financial Officer concluded that Old Line Bancshares, Inc.'s disclosure controls and procedures are effective. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by Old Line Bancshares, Inc. in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

In addition, there were no changes in Old Line Bancshares, Inc.'s internal controls over financial reporting (as defined in Rule 13a-15 or Rule 15d-15 under the Securities Act of 1934, as amended) during the quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, Old Line Bancshares, Inc.'s internal control over financial reporting.

Item 8B. Other Information

None

PART III.

Item 9. Directors, Executive Officers, Promoters, Control Persons; Compliance with Section 16(a) of the Exchange Act

Code of Ethics

Old Line Bancshares, Inc.'s Board of Directors has adopted a code of ethics that applies to its principal executive officer, principal accounting officer or controller, or persons performing similar functions. That Code of Ethics for Senior Financial Officers has been posted on Old Line Bancshares, Inc.'s internet website at www.oldlinebank.com. A copy of the Code of Ethics for Senior Financial Officers is also included as an exhibit to this annual report.

The remaining information required by this Item 9 is incorporated by reference to the information appearing under the captions "Election of Directors," "Board Meetings and Committees", "Executive Compensation" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2006 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 10. Executive Compensation

The information required by this Item 10 is incorporated by reference to the information appearing under the captions "Executive Compensation" and "Board Meetings and Committees" in the Proxy Statement for the 2006 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 11 is incorporated by reference to the information appearing under the captions "Security Ownership of Management and Certain Security Holders" in the Proxy Statement for the 2006 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 12. Certain Relationships and Related Transactions

The information required by this Item 12 is incorporated by reference to the information appearing under the captions "Certain Relationships and Related Transactions" in the Proxy Statement for the 2006 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 13. Exhibits

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
3.1(A)	Articles of Amendment and Restatement of Old Line Bancshares, Inc.
3.2(A)	Amended and Restated Bylaws of Old Line Bancshares, Inc.
4(A)	Specimen Stock Certificate for Old Line Bancshares, Inc.
10.1(A)	Executive Employment Agreement dated March 31, 2003 between Old Line Bank and James W. Cornelsen
10.2(G)	First Amendment to Executive Employment Agreement dated December 31, 2004 between Old Line Bank and James W. Cornelsen
10.3(K)	Second Amendment to Executive Employment Agreement dated December 30, 2005 between Old Line Bank and James W. Cornelsen
10.4(K)	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.5(K)	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.6(A)	Executive Employment Agreement dated March 31, 2003 between Old Line Bank and Joseph E. Burnett
10.7(G)	First Amendment to Executive Employment Agreement dated December 31, 2004 between Old Line Bank and Joseph W. Burnett
10.8(K)	Second Amendment to Executive Employment Agreement dated December 30, 2005 between Old Line Bank and Joseph E. Burnett
10.9(K)	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Joseph E. Burnett
10.10(K)	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Joseph E. Burnett
10.11(A)	Employment Agreement March 31, 2003 between Old Line Bank and Christine M. Rush
10.12(G)	First Amendment to Executive Employment Agreement dated December 31, 2004 between Old Line Bank and Christine M. Rush
10.13(K)	Second Amendment to Executive Employment Agreement dated December 30, 2005 and Christine M. Rush
10.14(K)	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.15(K)	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.16(B)	2001 Stock Option Plan, as amended
10.17(B)	Form of Incentive Stock Option Agreement for 2001 Stock Option Plan
10.18(B)	Form of Non-Qualified Stock Option Agreement for 2001 Stock Option Plan
10.19(C)	1990 Stock Option Plan, as amended
10.20(C)	Form of Incentive Stock Option Grant Letter for 1990 Stock Option Plan
10.21(C)	Form of Director Non-Qualified Stock Option Agreement for 1990 Stock Option Plan
10.22(E)	2004 Equity Incentive Plan
10.23(G)	Form of Incentive Stock Option Agreement for 2004 Equity Incentive Plan
10.24(G)	Old Line Bancshares, Inc. and Old Line Bank Director Compensation Policy
10.25(D)	Lease Agreement dated April 29, 1999 between Live Oak Limited Partnership and Old Line National Bank
10.26(D)	Commercial Lease Agreement dated February 14, 2002 between Adams and Company Commercial Brokers, Inc. and Old Line National Bank
10.27(F)	Commercial Lease Agreement dated July 7, 2004 by and between Ridgely I, LLC and Old Line Bank
10.28(F)	Operating Agreement for Pointer Ridge Office Investment, LLC among J. Webb Group, Inc., Michael M. Webb, Lucente Enterprises, Inc., Chesapeake Custom Homes, L.L.C. and Old Line Bancshares, Inc., all as Members and Chesapeake Pointer Ridge Manager, LLC
10.29(H)	AIA Construction Agreement dated April 14, 2005 between Pointer Ridge Office Investment, LLC and Waverly Construction & Management Company Inc.
10.30(H)	Incentive Plan Model and Stock Option Model

10.31(I)	Deed of Lease dated as of July 28, 2005 between Baltimore Boulevard Associates Limited Partnership and Old Line Bank
10.32(J)	Underwriting Agreement dated October 17, 2005 between McKinnon & Company, Inc. and Old Line Bancshares, Inc.
10.33	Deed of Trust note dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
10.34	Completion Guaranty Agreement dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
14(D)	Code of Ethics for Senior Financial Officers
21(A)	Subsidiaries of Registrant
23.1	Consent of Rowles & Company, LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1(A)	Agreement and Plan of Reorganization between Old Line Bank and Old Line Bancshares, Inc., including form of Articles of Share Exchange attached as Exhibit A thereto

(A) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form 10-SB, as amended, under the Securities Exchange Act of 1934, as amended (File Number 000-50345).

(B) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-111587).

(C) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-113097).

(D) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Annual Report on Form 10-KSB/A filed on April 8, 2004.

(E) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-116845).

(F) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on November 8, 2004.

(G) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 5, 2005.

(H) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on August 10, 2005.

(I) Previously filed by Old Line Bancshares, Inc. as part of and incorporated by reference from Old Line Bancshares, Inc.'s Registration Statement on Form SB2, under the Securities Act of 1933, as amended (Registration Number 333-127792) filed on August 23, 2005.

(J) Previously filed by Old Line Bancshares, Inc. as part of and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on October 21, 2005.

(K) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 6, 2006.

Note: Exhibits 10.1 through 10.24, and 10.30 relate to management contracts or compensatory plans or arrangements.

Item 14. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by Rowles & Company, LLP for the audit of Old Line Bancshares, Inc.'s annual consolidated financial statements for the years ended December 31, 2005 and December 31, 2004 and fees billed for other services rendered by Rowles & Company, LLP during those periods.

	Year Ended December 31,	
	2005	**2004**
Audit Fees (1)	$ 50,490	$ 39,556
Audit Related Fees (2)	12,570	-
Tax Fees (3)	10,167	6,292
All Other Fees (4)	-	3,102
Total	$ 73,227	$ 48,950

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Old Line Bancshares, Inc.'s consolidated (or Old Line Bank's) annual financial statements and review of the interim consolidated financial statements included in quarterly reports, and services that are normally provided by Rowles & Company, LLP in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Old Line Bancshares, Inc.'s consolidated (or Old Line Bank's) financial statements and are not reported under "Audit Fees". In 2005, these fees included costs associated with reviews and advisory services related to the public offering.

(3) Tax Fees consist of fees billed for professional services rendered for federal and state tax compliance, tax advice and tax planning.

(4) All Other Fees in 2004 are for fees billed for training costs.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

Old Line Bancshares, Inc.'s audit committee approves the engagement before Old Line Bancshares, Inc. or Old Line Bank engages the independent auditor to render any audit or non-audit services.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Old Line Bancshares, Inc.

Date: March 23, 2006

By: /s/ James W. Cornelsen
James W. Cornelsen, President
(Principal Executive Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
s/James W. Cornelsen James W. Cornelsen	Director, President and Chief Executive Officer (Principal Executive Officer)	March 23, 2006
s/Christine M. Rush Christine M. Rush	Chief Financial Officer (Principal Accounting and Financial Officer)	March 23, 2006
s/Charles A. Bongar, Jr. Charles A. Bongar, Jr.	Director	March 23, 2006
s/Craig E. Clark Craig E. Clark	Director and Chairman of the Board	March 23, 2006
s/Daniel W. Deming Daniel W. Deming	Director	March 23, 2006
s/James F. Dent James F. Dent	Director	March 23, 2006
s/Nancy L. Gasparovic Nancy L. Gasparovic	Director	March 23, 2006
s/Frank Lucente, Jr. Frank Lucente, Jr.	Director	March 23, 2006
s/Gail D. Manuel Gail D. Manuel	Director	March 23, 2006
s/John D. Mitchell John D. Mitchell	Director	March 23, 2006
s/Gregory S. Proctor, Sr. Gregory S. Proctor, Sr.	Director	March 23, 2006
s/Suhas R. Shah Suhas R. Shah	Director	March 23, 2006

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
3.1(A)	Articles of Amendment and Restatement of Old Line Bancshares, Inc.
3.2(A)	Amended and Restated Bylaws of Old Line Bancshares, Inc.
4(A)	Specimen Stock Certificate for Old Line Bancshares, Inc.
10.1(A)	Executive Employment Agreement dated March 31, 2003 between Old Line Bank and James W. Cornelsen
10.2(G)	First Amendment to Executive Employment Agreement dated December 31, 2004 between Old Line Bank and James W. Cornelsen
10.3(K)	Second Amendment to Executive Employment Agreement dated December 30, 2005 between Old Line Bank and James W. Cornelsen
10.4(K)	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.5(K)	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.6(A)	Executive Employment Agreement dated March 31, 2003 between Old Line Bank and Joseph E. Burnett
10.7(G)	First Amendment to Executive Employment Agreement dated December 31, 2004 between Old Line Bank and Joseph W. Burnett
10.8(K)	Second Amendment to Executive Employment Agreement dated December 30, 2005 between Old Line Bank and Joseph E. Burnett
10.9(K)	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Joseph E. Burnett
10.10(K)	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Joseph E. Burnett
10.11(A)	Employment Agreement March 31, 2003 between Old Line Bank and Christine M. Rush
10.12(G)	First Amendment to Executive Employment Agreement dated December 31, 2004 between Old Line Bank and Christine M. Rush
10.13(K)	Second Amendment to Executive Employment Agreement dated December 30, 2005 and Christine M. Rush
10.14(K)	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.15(K)	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.16(B)	2001 Stock Option Plan, as amended
10.17(B)	Form of Incentive Stock Option Agreement for 2001 Stock Option Plan
10.18(B)	Form of Non-Qualified Stock Option Agreement for 2001 Stock Option Plan
10.19(C)	1990 Stock Option Plan, as amended
10.20(C)	Form of Incentive Stock Option Grant Letter for 1990 Stock Option Plan
10.21(C)	Form of Director Non-Qualified Stock Option Agreement for 1990 Stock Option Plan
10.22(E)	2004 Equity Incentive Plan
10.23(G)	Form of Incentive Stock Option Agreement for 2004 Equity Incentive Plan
10.24(G)	Old Line Bancshares, Inc. and Old Line Bank Director Compensation Policy
10.25(D)	Lease Agreement dated April 29, 1999 between Live Oak Limited Partnership and Old Line National Bank
10.26(D)	Commercial Lease Agreement dated February 14, 2002 between Adams and Company Commercial Brokers, Inc. and Old Line National Bank
10.27(F)	Commercial Lease Agreement dated July 7, 2004 by and between Ridgely I, LLC and Old Line Bank
10.28(F)	Operating Agreement for Pointer Ridge Office Investment, LLC among J. Webb Group, Inc., Michael M. Webb, Lucente Enterprises, Inc., Chesapeake Custom Homes, L.L.C. and Old Line Bancshares, Inc., all as Members and Chesapeake Pointer Ridge Manager, LLC
10.29(H)	AIA Construction Agreement dated April 14, 2005 between Pointer Ridge Office Investment, LLC and Waverly Construction & Management Company Inc.
10.30(H)	Incentive Plan Model and Stock Option Model
10.31(I)	Deed of Lease dated as of July 28, 2005 between Baltimore Boulevard Associates Limited Partnership and Old Line Bank

10.32(J)	Underwriting Agreement dated October 17, 2005 between McKinnon & Company, Inc. and Old Line Bancshares, Inc.
10.33	Deed of Trust note dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
10.34	Completion Guaranty Agreement dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
14(D)	Code of Ethics for Senior Financial Officers
21(A)	Subsidiaries of Registrant
23.1	Consent of Rowles & Company, LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1(A)	Agreement and Plan of Reorganization between Old Line Bank and Old Line Bancshares, Inc., including form of Articles of Share Exchange attached as Exhibit A thereto

(A) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form 10-SB, as amended, under the Securities Exchange Act of 1934, as amended (File Number 000-50345).

(B) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-111587).

(C) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-113097).

(D) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Annual Report on Form 10-KSB/A filed on April 8, 2004.

(E) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-116845).

(F) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on November 8, 2004.

(G) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 5, 2005.

(H) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on August 10, 2005.

(I) Previously filed by Old Line Bancshares, Inc. as part of and incorporated by reference from Old Line Bancshares, Inc.'s Registration Statement on Form SB2, under the Securities Act of 1933, as amended (Registration Number 333-127792) filed on August 23, 2005.

(J) Previously filed by Old Line Bancshares, Inc. as part of and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on October 21, 2005.

(K) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 6, 2006.

Note: Exhibits 10.1 through 10.24, and 10.30 relate to management contracts or compensatory plans or arrangements.

ROWLES
& Company, LLP
Certified Public Accountants

Exhibit 23.1

CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Old Line Bancshares, Inc.
Waldorf, Maryland

We hereby consent to the incorporation by reference in the registration statements (No. 333-113097, 333-111587, 333-116845, and 333-127792) on Form S-8 of Old Line Bancshares, Inc. of our report dated February 17, 2006, relating to the consolidated financial statements of Old Line Bancshares, Inc. included in the Form 10-KSB for the year ended December 31, 2005.

Rowles & Company, LLP

ROWLES & COMPANY, LLP

Baltimore, Maryland
March 22, 2006

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX: 410-583-7061
Website: www.Rowles.com

Exhibit 31.1

I, James W. Cornelsen, certify that:

1. I have reviewed this annual report on Form 10-KSB of Old Line Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13A-15(e) and 15(d)-15(e) for the small business issuer and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Paragraph omitted pursuant to SEC Release No. 33-8238 and 34-47986]

   c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the small business issuer's internal controls over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal controls over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 23, 2006

By: /s/ James W. Cornelsen
Name: James W. Cornelsen
Title: President and Chief Executive Officer

Exhibit 31.2

I, Christine M. Rush, certify that:

1. I have reviewed this annual report on Form 10-KSB of Old Line Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13A-15(e) and 15(d)-15(e) for the small business issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [Paragraph omitted pursuant to SEC Release No. 33-8238 and 34-47986]

c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal controls over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal controls over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 23, 2006

By: /s/ Christine M. Rush
Name: Christine M. Rush
Title: Senior Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Old Line Bancshares, Inc. (the "Company") each certifies that the Annual Report on Form 10-KSB for the year ended December 31, 2005 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and information contained in that Form 10-KSB fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James W. Cornelsen

James W. Cornelsen
President and Chief Executive Officer
March 23, 2006

/s/ Christine M. Rush

Christine M. Rush
Senior Vice President and Chief Financial Officer
March 23, 2006

This certification is made solely for the purpose of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

Directors and Officers
Old Line Bancshares & Subsidiary

Directors

Craig E. Clark
Chairman
Old Line Bancshares & Old Line Bank
President
Waldorf Carpet One

Frank Lucente
Vice Chairman
Old Line Bancshares & Old Line Bank
Chairman
Lucente Enterprises, Inc.

Charles A. Bongar, Jr. Esq.
President
Andrews, Bongar, Starkey & Clagett, P.A.

James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares & Old Line Bank

Daniel W. Deming
President
Deming Associates, Inc.

James F. Dent
Agent/Owner
James F. Dent State Farm Insurance

Nancy L. Gasparovic
President
Title Professionals, Ltd.

Gail D. Manuel
Owner/Director
Trinity Memorial Gardens and Mausoleum

John D. Mitchell, Jr.
President
JCV, Inc.

Gregory S. Proctor, Jr.
President and Chief Executive Officer
G.S. Proctor & Associates, Inc.

Suhas R. Shah, CPA
Principal
Source One Business Services, LLC

Executive Officers

James W. Cornelsen
President and Chief Executive Officer

Joseph E. Burnett
Senior Vice President and Chief Lending Officer

Christine M. Rush
Senior Vice President, Chief Financial Officer,
Chief Credit Officer and Corporate Secretary

Directors and Officers
Old Line Bancshares & Subsidiary

Officers

Sandi F. Burnett
Senior Vice President

Jeffrey D. Franklin
Senior Vice President and
Branch Administration

Erin G. Lyddane
Vice President and Treasurer

Bobby Blackwell
Senior Vice President

Robin J. Cottmeyer
Vice President

Thomas O. Herman
Vice President

Stephen C. Kensinger
Vice President

Dion W. Smith
Vice President

Jeffrey D. Spalding
Vice President

Frank B. Thomas
Vice President

Charlene G. Watkins
Vice President

Jack G. Welburn
Vice President

Lynda B. Wellen
Vice President

Cathy Coughlin
Assistant Vice President

Rita King
Assistant Vice President

Brenda H. Martin
Assistant Vice President

Barbara Sellner
Assistant Vice President

Joy Hinton
Branch Manager

Denise M. Miller
Commercial Banking Officer

Corporate Information
Old Line Bancshares & Subsidiary

Corporate Headquarters
2995 Crain Highway
Waldorf, Maryland 20601
(301) 645-0333 Local
(301) 843-5552 Metro
(301) 645-3938 Fax

Branch Offices
Accokeek Branch
15808 Livingston Road
Accokeek, Maryland 20607
(301) 645-2954 Local
(301) 203-5149 Metro
(301) 645-9241 Fax

Clinton Branch
7801 Old Branch Avenue
Clinton, Maryland 20735
(301) 856-5581 Metro
(301) 856-5582 Fax

Crain Highway Branch
2995 Crain Highway
Waldorf, Maryland 20601
(301) 645-2624 Local
(301) 843-4905 Metro
(301) 932-5458 Fax

Old Line Centre
12080 Old Line Centre
Waldorf, Maryland 20602
(301) 645-7600 Local
(301) 843-8466 Metro
(301) 645-9074 Fax

College Park
Loan Production Office
Suite 450
9658 Baltimore Avenue
College Park, Maryland 20740
(301) 446-2820 Metro
(301) 446-2822 Fax

Old Line Marine
2995 Crain Highway
Waldorf, Maryland 20601
(800) 783-9676 Toll Free
(301) 645-5026 Fax

Annual Meeting
The Annual Meeting of Stockholders
Will be held on Thursday, May 25, 2006
at 5:00 p.m. at:
2995 Crain Highway
Waldorf, Maryland 20601

Transfer Agent and Registrar
American Stock Transfer
3rd Floor, 6201 15th Avenue
Brooklyn, New York 11219

Independent Auditors
Rowles & Company, LLP
101 E. Chesapeake Avenue
Baltimore, Maryland 21286

General Counsel
Ober, Kaler, Grimes & Shriver, P.C.
120 East Baltimore Street
Baltimore, Maryland 21202

Stock Exchange Listing
The Common Stock of Old Line Bancshares
trades on the Nasdaq Capital Market
under the symbol "OLBK."

Additional Information
A copy of Old Line Bancshares' annual report and
exhibits to the SEC on Form 10-K.
Form 10-K may be obtained without
charge upon written request to:

Old Line Bancshares, Inc.
Attn: Corporate Secretary
P.O. Box 1890
Waldorf, Maryland 20604
E-mail: Crush@oldlinebank.com

In addition, all reports filed with the SEC
are available through Old Line Bancshares
website at oldlinebank.com.

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